EXHIBIT 99.1

Annual Information Form

MOGO INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2020

DATED: MARCH 26, 2021

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TABLE OF CONTENTS

CERTAIN INTERPRETATION MATTERS	3
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	3
CORPORATE STRUCTURE	7
Name, Address and Incorporation	7
Intercorporate Relationships	8
BUSINESS DESCRIPTION	8
Business Combination between Mogo (formerly Difference) and Mogo Finance	11
Specialized Skill and Knowledge	14
Competitive Conditions	14
Intangible Properties	15
Credit Facilities	15
Employees	16
GENERAL DEVELOPMENT OF THE BUSINESS	17
RISK FACTORS	23
DIVIDENDS AND DISTRIBUTIONS	37
DESCRIPTION OF CAPITAL STRUCTURE	37
MARKET FOR SECURITIES	37
Trading Price and Volume	37
Prior Sales	38
DIRECTORS AND OFFICERS	39
Name, Occupation and Security Holding	39
Biographies	40
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	41
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	42
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	42
Legal Proceedings	42
Regulatory Actions	42
TRANSFER AGENTS AND REGISTRARS	42
MATERIAL CONTRACTS	42
EXPERTS	44
Names of Experts	44
INFORMATION ON THE AUDIT COMMITTEE	44
The Audit Committee’s Charter	44
Composition of the Audit Committee	44
Relevant Education and Experience	44
AUDIT COMMITTEE OVERSIGHT	45
Pre-Approval Policies and Procedures	45
External Auditor Service Fees (By Category)	45
ADDITIONAL INFORMATION	45
APPENDIX A – AUDIT COMMITTEE CHARTER	1

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Certain Interpretation Matters

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Mogo” refer to Mogo Inc. and its direct and indirect subsidiaries. Amounts in this annual information form (“AIF”) are stated in Canadian dollars unless otherwise indicated.

On June 21, 2019, we completed a plan of arrangement (the ”Arrangement”) with Mogo Finance Technology Inc (“Mogo Finance”). In connection with the Arrangement, the Company was continued into British Columbia and changed its name to Mogo Inc. The Arrangement is accounted for as a reverse acquisition of the Company by Mogo Finance under IFRS 3 - Business Combinations, and accordingly, beginning with the second quarter of 2019, the Company’s financial statements, management’s discussion and analysis and all other documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada reflect the continuing operations of Mogo Finance. See “Business Description – Business Combination between Mogo (formerly Difference) and Mogo Finance” for more information regarding the Arrangement.

This AIF may refer to trademarks, trade names and material which is subject to copyright and which are protected under applicable intellectual property laws and are the property of Mogo. Solely for convenience, our trademarks, trade names and copyrighted material referred to in this AIF may appear without the ® or © symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and copyrights. All other trademarks used in this AIF are the property of their respective owners.

This AIF is dated March 26, 2021. Except where otherwise indicated, the information contained in this AIF is stated as of December 31, 2020.

Cautionary Note Regarding Forward-Looking Statements

This AIF may contain “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended. Forward-looking information may relate to our future financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “does not expect”, “is expected”, “scheduled”, “estimates”, “outlook”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations (including negative and grammatical variations) of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. This forward-looking information includes, among other things, statements relating to:

•	the Company’s ability to navigate through the COVID-19 pandemic and the overall economic impact of same;

•	the Company’s expectations regarding its revenue (including loan interest), expenses and operations, key performance indicators, provision for loan losses (net of recoveries) and delinquencies ratios;

•	the Company’s anticipated cash needs and its needs for additional financing, funding costs, and ability to extend or refinance any outstanding amounts under the Company’s credit facilities;

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•	the Company’s ability to protect, maintain and enforce its intellectual property;

•	third-party claims of infringement or violation of, or other conflicts with, intellectual property rights;

•	the resolution of any legal matters;

•	the Company’s plans for and timing of expansion of its products and services;

•	the Company’s future growth plans;

•	the acceptance by consumers and the marketplace of new technologies and solutions;

•	the Company’s ability to attract new members and develop and maintain existing members;

•	the Company’s ability to attract and retain personnel;

•	the Company’s expectations with respect to advancement of its product offering;

•	the Company’s competitive position and the regulatory environment in which the Company operates;

•	anticipated trends and challenges in the Company’s business and the markets in which it operates;

•	the Company’s historical investment approach, objectives and strategy, including its focus on specific sectors;

•	the structuring of its investments and its plans to manage its investments; and

•	the Company’s expectations regarding the performance of certain sectors in which it has invested.

This forward-looking information and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Given these assumptions, investors or users of this document should not place undue reliance on this forward-looking information. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed elsewhere in this AIF, including risks related to:

•	the duration and impact of the COVID-19 pandemic;

•	disruptions in the credit markets;

•	an increase in member default rates;

•	our risk management efforts;

•	our limited operating history in an evolving industry;

•	our recent, rapid growth;

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•	our history of losses;

•	our efforts to expand our market reach and product portfolio;

•	changes in the regulatory environment or in the way regulations are interpreted;

•	privacy considerations;

•	material changes to the interest rate charged to our members and paid to our lenders;

•	our negative operating cash flow;

•	our ability to access additional capital through issuances of equity and debt securities;

•	the concentration of our debt funding sources and our ability to access additional capital from those sources;

•	the financial covenants under our credit facilities;

•	security breaches of members’ confidential information;

•	a decline in demand for our products;

•	our products achieving sufficient market acceptance;

•	protecting our intellectual property rights;

•	claims by third parties for alleged infringement of their intellectual property rights;

•	the use of open source software and any failure to comply with the terms of open source licenses;

•	serious errors or defects in our software and attacks or security breaches;

•	the reliability of our credit scoring model;

•	access to reliable third-party data;

•	our levels of indebtedness;

•	the adequacy of our allowance for loan losses;

•	exchange rate fluctuations;

•	our marketing efforts and ability to increase brand awareness;

•	member complaints and negative publicity;

•	misconduct and/or errors by our employees and third-party service providers;

•	our ability to collect payment on and service the loans we make to our members;

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•	our reliance on data centers to deliver our services and any disruption thereof;

•	competition in our industry;

•	the reliability of information provided by our members;

•	our reliance on key personnel, and in particular, our management;

•	competition for employees;

•	preserving our corporate culture;

•	risks related to litigation;

•	earthquakes, fire, power outages, flood, and other catastrophic events, and interruption by man-made problems such as terrorism;

•	volatility in the market price for our publicly traded securities;

•	future sales of our securities by existing shareholders causing the market price for our publicly traded securities to fall;

•	no cash dividends for the foreseeable future;

•	our trading price and volume declining if analysts publish inaccurate or unfavourable research about us or our business;

•	risks related to operating in the cryptocurrency industry; and

•	risks related to the Company’s investment portfolio including:

o	investment risk;

o	our ability to monetize the portfolio given investments in private issuers and illiquid securities;

o	foreign currency exposure if investments in the Company’s portfolio consist of securities denominated in foreign currencies;

o	concentration of investments;

o	there is no guaranteed return on the Company’s investments;

o	intellectual property claims against issuers that the Company invests in;

o	the Company’s portfolio may include securities of issuers established in jurisdictions outside of Canada and the U.S.;

o	some investments of the Company may be in markets that are new and emerging;

o	fluctuation in net asset value and valuation of the Company’s portfolio;

o	non-controlling interests;

o	trading costs; and

o	the Company may be limited in its ability to make follow-on investments and the dilution in the Company’s holdings resulting from a failure to make such follow-on investments.

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If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this AIF represents our expectations as of the date of this AIF (or as the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this AIF is expressly qualified by the foregoing cautionary statements.

Corporate Structure

Name, Address and Incorporation

The Company was incorporated by letters patent under the laws of Canada on January 14, 1972 under the name “Eskimo International Resources Limited.” On August 17, 1972, the Company changed its name to “Natalma Mines Limited” by supplementary letters patent. The Company was continued under the CBCA by articles of continuance dated November 19, 1979. On May 4, 1983 the Company’s name was changed to “Tonka Resources Inc.”. The Company underwent several name changes between 1988 and 2013. On June 13, 2013, the Company changed its name to “Difference Capital Financial Inc.” As detailed below under “Business Description - Business Combination between Mogo (formerly Difference) and Mogo Finance”, in April of 2019 the Company announced the Arrangement, being a business combination with Mogo Finance by way of a statutory plan of arrangement. On June 21, 2019, the Company changed its name to “Mogo Inc.” following the Arrangement. Prior to completing the Arrangement, the Company was continued in British Columbia under the BCBCA.

Mogo Finance was incorporated under the Company Act on August 26, 2003 as 675909 B.C. Ltd. and transitioned under the BCBCA on May 4, 2005. Mogo Finance’s name was changed several times, the last of which occurred on June 1, 2012 when its name was changed from “Hornby Management Inc.” to the current name, “Mogo Finance Technology Inc.” Following the completion of the Arrangement, as further described below under the heading “Business Description - Business Combination between Mogo (formerly Difference) and Mogo Finance”, Mogo Finance became a wholly-owned subsidiary of the Company.

Mogo’s head office is located at 2100-401 West Georgia Street, Vancouver, British Columbia, V6B 5A1 and its registered office is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

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Intercorporate Relationships

Mogo has a number of direct and indirect subsidiaries including Mogo Finance, which operates Mogo’s digital account, mobile application, web application, free credit score monitoring, identity fraud protection, and prepaid Visa card. In addition, the following material subsidiaries are each wholly owned by Mogo Finance:

•	Mogo Financial Inc. was incorporated under the laws of the Province of Manitoba on September 10, 2003 and operates Mogo’s online lending platform.

•	Mogo Mortgage Technology Inc. was incorporated under the laws of the Province of British Columbia on April 22, 2016 and operates Mogo’s online mortgage brokerage platform.

•	Mogo Blockchain Technology Inc. was incorporated under the laws of the Province of British Columbia on November 23, 2017 and operates MogoCrypto (as defined below), Mogo’s bitcoin account.

•	Mogo Wealth Technology Inc. was incorporated under the laws of the Province of British Columbia on December 4, 2018 and operates Mogo’s products and services related to wealth management.

Business Description

General

Mogo is empowering its more than one million members with simple digital solutions to help them get in control of their financial health. Through the Mogo app, consumers can access a digital spending account with Mogo Visa* Platinum Prepaid Card (“MogoCard”) featuring automatic carbon offsetting, easily buy and sell bitcoin (“MogoCrypto”), and get free monthly credit score monitoring, free ID fraud protection (“MogoProtect”), a digital mortgage experience (“MogoMortgage”) and personal loans (“MogoMoney”). Mogo’s wholly-owned subsidiary, CartaSolutions Holding Corporation (“Carta”), which it acquired effective January 25, 2021, also offers a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe, North America and APAC. See “General Development of the Business - Current Financial Year – Recent Developments” below for more information regarding Carta.

Free Credit Score Monitoring

We believe that knowing your credit score is an important part of managing your financial health. When an individual opens a MogoAccount, they receive their Equifax credit score for free. Unlike a credit score inquiry made through other channels, there is no impact to their credit score when opening a MogoAccount, which is another innovative part of our solution. Members can also receive free monthly credit score updates (again, without impact to their credit score) and ongoing education on what impacts their credit score and how it can be improved.

MogoProtect

With data breaches happening almost daily, most people do not realize they have been compromised until the damage is already done. Fraudsters can use stolen personal information to get a loan or mortgage, open bank accounts and more. MogoProtect is a free product within the MogoAccount that helps individuals protect themselves against identity fraud by monitoring their Equifax credit bureau daily for hard inquiries which can be one of the earliest signs of identity fraud. Members receive a push notification and email within 24 hours of the inquiry being reported. If a member notices any suspicious inquiries, Mogo will guide them through next steps to help stop fraudsters in their tracks. In July 2020, MogoProtect became the first free, mobile-first identity fraud protection product in Canada.

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MogoSpend

MogoSpend with MogoCard is the first product of its kind designed to help Canadians get better control over their spending, while having a positive impact on the environment. MogoSpend is designed to help members monitor and control their spending in a convenient and engaging way through features such as instant transaction alerts with each purchase along with updated real-time balance delivered to members’ phones. With the launch of MogoSpend early in 2020, Canadians were provided with a way to help control and reduce their spending while also offsetting their carbon footprint – for every dollar spent, Mogo will offset one pound of CO2 on the consumer’s behalf. The MogoCard is Chip/Pin and Paywave enabled and is linked to a member’s bank account through the MogoAccount. Members can transfer funds instantly from most bank accounts in Canada to their MogoCard directly through the Mogo app, and MogoSpend now supports Apple Pay, Google Pay and Samsung Pay. Unlike other prepaid cards and most bank accounts, the MogoCard is free and there is no monthly fee and no risk of overdraft fees, and, unlike a regular credit card, using the MogoCard means there is no risk of interest charges. MogoSpend and the MogoCard are currently available for order through the iOS or Android MogoApp to eligible MogoMembers that have passed identity verification. Other conditions apply.

MogoMoney

If you need to borrow, do it responsibly. We’ve designed MogoMoney in a way that provides a commitment-free, instant pre-approval decision, which can be refreshed every 90 days. The pre-approval decision is determined based upon our proprietary credit decisioning models. We leverage technology and data to simplify the user experience, and for some users that means a 100% automated loan experience. No dealing with documents or people, you sign up and get your pre-approval, customize your loan to fit your needs and digitally sign loan agreements. The money can be received within 30 minutes.

Our focus is on bringing the most relevant loan offers to our members and to do that we leverage our partner lending solution where we use Mogo’s lending technology to originate loans powered by our lending partners. Through our partnership with goEasy, Mogo offers long-term unsecured installment loans for up to $15,000 with terms of up to 5 years and annual interest rates ranging up to 45.9%. In addition, through our referral arrangement with Lendful Financial Inc., Mogo provides consumers with access to personal loans from $5,000 to $35,000 with rates between 9.9% and 21.5%. Unlike a credit card that can take decades to pay off, these installment loans have fixed principal bi-weekly or monthly payments designed to achieve full principal repayment within 5 years or less. Mogo continues to offer its own unsecured open credit loan product for up to $3,500 at an annual interest rate of 47.42%. On eligible Mogo loans, where permitted by law, we offer a unique Level Up Program which includes giving members an opportunity to lower their rates through good payment history.

MogoMortgage

Working with some of Canada’s top mortgage lenders, Mogo brings a new level of transparency and convenience to the Canadian mortgage experience, and offers the best of both worlds: market-leading rates and the best digital mortgage experience in Canada. In 2017, Mogo won the Canadian Mortgage Award for Best Use of Mobile Technology. Our MogoMortgage solution is intended to simplify the mortgage experience with transparency around not only interest rates, but also the entire process of getting a mortgage. Members can apply anywhere with our quick and stress-free online mortgage application. Members enjoy low rates, ongoing guidance from our MogoMortgage team, and the ability to keep track of their mortgage with our digital dashboard after the mortgage funds. The Company is not a lender and therefore does not carry the mortgages on its balance sheet. Mogo earns revenue from brokerage fees.

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MogoCrypto

The MogoCrypto account, accessible through the free MogoAccount, offers a simple and trusted way for Canadians to add bitcoin to their financial holdings instantly from their mobile devices. Members are quoted a single price for bitcoin and are offered multiple payment options to make real-time purchases of bitcoin. Members can access the value of their holdings in real-time and receive push notifications of significant price changes. Members can sell at any time and withdraw funds into a Canadian bank account within a few days. We do not charge any funding or withdrawing fees. Unlike many other cryptocurrency platforms, we are transparent about our flat 1% buying and selling fee.

We do not currently intend to operate a cryptocurrency exchange in connection with MogoCrypto. Mogo does not currently intend to participate in offerings of coins, tokens or other cryptocurrencies. Notwithstanding our current intentions, Mogo continually examines opportunities in the fast-moving area of blockchain and cryptocurrencies; any future activity will be undertaken in full compliance with securities and other applicable laws and regulations.

Bitcoin Rewards Program

In November 2020, Mogo launched the first of its kind Bitcoin & Rewards Program (the “Rewards Program”) which provides eligible MogoMembers the opportunity to earn Canadian cash that can be used to buy bitcoin through MogoCrypto (“Rewards”). Since then, Mogo has continued to expand the Rewards Program to allow eligible MogoMembers to earn Rewards in numerous ways including by improving their credit score, making purchases with the MogoCard or even getting a mortgage. Instead of accumulating rewards that you can rarely use or have no cash value, this Reward Program offers the potential of being able to appreciate in value and ties into Mogo’s strategy of gamifying finances by making it fun and engaging and rewarding MogoMembers for good financial behaviour.

Use of Crypto Asset Trading Platforms

Mogo partners with Coinsquare Ltd. (“Coinsquare”), a leading Canadian digital asset trading platform, to power the ability to buy and sell bitcoin for its members through MogoCrypto. While MogoCrypto currently only supports Bitcoin, Coinsquare provides digital asset traders with a proprietary trading platform engineered to deliver a robust, secure, and user-friendly interface for trading Bitcoin, Ethereum and other digital assets. The trading platform makes buying and selling digital assets quick and convenient, with customers able to easily manage their portfolio of digital assets. Coinsquare’s subsidiary, Coinsquare Capital Markets Ltd. also recently submitted a dealer membership application to the Investment Industry Regulatory Organization of Canada and an application to the Ontario Securities Commission to operate a marketplace for digital assets. Coinsquare and Mogo work in partnership to ensure all applicable regulatory requirements are met.

Coinsquare holds 100% of Mogo’s customers’ bitcoin in trust for the benefit of such MogoMembers. In addition, all of Mogo’s corporately owned bitcoin is held by Coinsquare for Mogo. As part of the measures taken to safeguard the assets of our members, they are Secure Sockets Layer (SSL) and Two Factor Authentication (2FA) enabled, with a 95% cold storage policy on all digital currencies, and they run multiple encrypted and distributed backups every day. Coinsquare has a policy that covers the process for withdrawing any customer coins, which includes obtaining authorization from multiple persons at Coinsquare. Coinsquare utilizes Coinbase Custody, a New York chartered trust company registered with the New York Department of Finance for cold storage. Coinbase Custody maintains insurance coverage through a global syndicate of A XV/A+ rated insurers, including Lloyd’s of London. This policy covers all storage at Coinbase Custody and carries a $255,000,000 limit (per incident and overall). As all bitcoin held by Coinsquare is segregated and held in trust for the benefit of MogoMembers, we would expect that in the event of a bankruptcy such bitcoin would ultimately be returned to MogoMembers as is the case with fiat or other assets held in trust for the benefit of another party. To our knowledge, the treatment of bitcoin in the course of a bankruptcy proceeding remains novel. Coinsquare has not had any known security breaches or similar incidents as a result of which any crypto assets have been lost or stolen.

Mogo is not aware of anything with regards to Coinsquare’s operations that would adversely affect Mogo’s ability to obtain an unqualified audit opinion on its audited financial statements. Upon the closing of the proposed investment in Coinsquare, as described under the heading “General Developments of the Business – Recent Developments – Proposed Investment in Coinsquare”, Coinsquare will be a related party of Mogo.

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Business Combination between Mogo (formerly Difference) and Mogo Finance

On June 21, 2019, Mogo (referred to in this section prior to the Arrangement as “Difference”, and following the Arrangement as the “Combined Entity”) and Mogo Finance combined their businesses pursuant to a statutory plan of arrangement under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”). The Arrangement became effective at 12:01 a.m. (PST) on June 21, 2019.

Under the Arrangement, Mogo Finance was amalgamated with a wholly-owned subsidiary of Difference and each Mogo Finance common share (each a “Mogo Finance Share”) outstanding immediately prior to the Arrangement, other than Mogo Finance Shares held by Difference, was exchanged for one common share of the Combined Entity. Prior to the Arrangement, Difference continued from a corporation existing under the Canada Business Corporations Act (“CBCA”) to a corporation existing under the BCBCA. On completion of the Arrangement, former Mogo Finance shareholders owned approximately 80% of the Combined Entity, on a fully diluted basis and, as discussed below, the former directors of Mogo Finance make up a majority of the directors of the Combined Entity and the former officers of Mogo Finance became officers of the Combined Entity. In connection with the Arrangement, all of Mogo Finance’s outstanding convertible securities became exercisable or convertible, as the case may be, for common shares of the Combined Entity in accordance with the provisions thereof.

On June 20, 2019, Difference liquidated its subsidiary, Difference RM Holding Corp. On June 21, 2019, as part of the Arrangement, Mogo Finance acquired the investment portfolio of Difference, and the interests in associates, Gotham Analytics, LLC and WG Limited that formed part of this investment portfolio where each were assigned a nominal value in the purchase price allocation for the Arrangement.

Common shares of the Combined Entity began trading on the Toronto Stock Exchange (the “TSX”) under the trading symbol “MOGO” in place of the Difference common shares at the open of trading on June 25, 2019. In addition, the Combined Entity was treated as a successor in interest to Mogo Finance and, as such, the Combined Entity was listed on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “MOGO”. Mogo Finance Shares were delisted from the TSX on the close of trading on June 24, 2019. Mogo Finance Shares and common shares of Difference traded between June 21st and June 25th were automatically settled for common shares of the Combined Entity.

Following the completion of the Arrangement, the board of directors of the Combined Entity was reconstituted and now consists of David Feller (Chairman and CEO), Gregory Feller (President and CFO), Michael Wekerle, Minhas Mohamed and Kees Van Winters. The Arrangement provided the Combined Entity with immediate access to cash and Difference’s portfolio of investments which includes some of the premier private technology companies in Canada, which collectively had an estimated fair market value of approximately $20.8 million as of December 31, 2019.

Prior to the completion of the Arrangement, Mogo Finance had outstanding certain convertible debentures (the “Mogo Finance Debentures”) issued under the Convertible Debenture Indenture dated as of June 6, 2017. In connection with the Arrangement, each Mogo Finance Debenture was exchanged for a convertible debenture of the Combined Entity (the “Convertible Debentures”), as further set out in the First Supplemental Convertible Debenture Indenture dated June 21, 2019. The Convertible Debentures have equivalent terms as the Mogo Finance Debentures for which they were exchanged and are convertible into common shares of the Combined Entity. The Mogo Finance Debentures were delisted from the TSX on the close of trading on June 24, 2019 and the Convertible Debentures commenced trading under the same symbol, “MOGO.DB” at the open of trading on June 25, 2019.

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Product Development

We are a product‑focused company that is passionate about developing new and innovative products. Our CEO leads our product team and ensures that all products are aligned with both our brand and our mission to improve the financial health of our members. We value convenience, transparency and simplicity, and create financial products for everyday life that we ourselves would want to use. We constantly monitor member feedback and market trends, and strive to remain a market leader by continuing to optimize our user experience and value proposition. We expect to continue to invest heavily in enhancing our existing product offering, and in the development of new products.

Our Platform

We leverage our integrated platform specifically to meet the financial needs of consumers, with a track record of providing a growing and innovative suite of products that address the full credit spectrum of consumers. All functions are designed and built as small services for ease of use and enhanced system reliability.

Our platform is characterized by four key technology strengths:

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Ease of Use. Having a member‑centric approach requires providing members with a high degree of usability, facilitated by a positive member experience and self‑service. This objective transcends everything we do, beginning with the front‑end of Mogo’s website, to the member’s online interaction with our product and MogoAccount pages. We look to promote self‑service through a secure portal called the MogoAccount. The Mogo member relationship management environment, which is integrated within the MogoAccount, provides automated personalized communication via online chat, emails, text messages and phone calls. This includes upselling and cross‑selling options as well as product status information in a streamlined and easy-to-use manner.

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Automation. Ensuring a quick and appropriate decisioning process, 24/7, requires streamlining the process to avoid steps that are unnecessarily burdensome to the member. We view automation as an important element of this, whether it is during the application process, which includes verification of employment, bank or phone data, as well as during all monetary transactions, including loan funding and member payment processes. Our online interactions with our members are enabled via website rendering on both desktop and mobile.

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Analytics‑Based. A key pillar of our platform is the integration of analytics into the transaction flow. By doing so, we believe we are able to derive unique insights into our operations and member experience. Our data gathering processes combine both batch style data warehousing technology, and real‑time actionable intelligence. This enables real‑time credit, upsell and cross-selling opportunities, as well as a personalized experience and data products. We believe that our data‑driven model facilitates and maximizes the sourcing of prospects, significantly increases product application completions, yields a higher conversion rate and enables higher member retention and collections performance.

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Plug‑&‑Play Functionality. We use standardized transaction interfaces to third‑party vendor technologies instead of customized integrations or offline/batch data synchronization. By designing our platform architecture this way, we have the ability to rapidly evolve and expand our platform using the most advanced capabilities available in the market without significant investment. By way of example, our MogoCrypto offering, mortgage brokerage, card ecosystem, fraud monitoring and credit risk functions all operate through plug‑&‑play interfaces to our enterprise vendors. Selection of these vendors is driven by their functional scope and the value we are able to derive via our platform. We frequently review the capabilities and value of other or emerging technologies, and are able to quickly replace or integrate existing or new providers into the platform as a result of this flexible structure.

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Our platform is integrated into all aspects of our business. The data that we generate through our various processes is monitored and allows us to continually refine and improve our business. This data plays a key role in our credit quality and marketing functions. Since we are able to correlate the performance of our products against these and other metrics, we are able to continuously improve the quality of our credit decisioning. Through the use of analytics, the data we collect also provides valuable marketing insight.

We maintain our platform with 69 full‑time technology and credit risk analysis employees (credit risk, product, design, development, business intelligence, information technology and digital analytics) as of December 31, 2020.

Sales and Marketing

Our marketing strategy aims to build the best digital financial brand in Canada, with innovative products designed to help our members improve their financial health and motivate them to stay in control of their finances. Mogo’s brand and marketing strategy leverages compelling and creative content to inspire and motivate Canadians to sign up for Mogo to help them improve their financial lives. Mogo targets all consumers who are looking for ways to take their money game to the next level.

We use an integrated marketing approach to create a consistent, seamless, multi-dimensional brand experience for our members. Our multi-touchpoint marketing strategy melds all marketing tactics such as advertising, sales promotions, content creation, public relations, direct marketing, and social media.

The main pillars of our integrated marketing approach are as follows:

•	Mogo.ca. We view our marketing site as our biggest opportunity to convert leads into Mogo members. Constant focus on upgrades and optimizations are prioritized.

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Brand Building Mass Marketing. Through our partnership with Postmedia, we leverage Postmedia’s extensive distribution and reach, which currently includes 76% of English-speaking Canadian adults across all of its platforms, to feature our brand and disruptive value proposition. This increases awareness and interest in the Mogo brand and Mogo products.

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Performance Marketing Channels. We effectively leverage performance marketing channels to reach people who have displayed an intent to purchase with highly optimized, data driven targeted ad campaigns.

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Referrals. A key focus is on utilizing low cost, “viral” activities such as referrals so Mogo members can share Mogo with their friends and relatives, increasing awareness and interest in our products.

•	Public Relations. Our PR strategy is focused on building awareness of Mogo and our products and increasing brand awareness with the general public, Mogo members and existing and potential investors.

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Social Media. We curate content tailored to the nuances and unique audiences of major social platforms, delivering messages about financial products and services, but also extending to topics of interest. With this tactic, we achieve increased brand recognition and improved brand loyalty, higher conversion rates, higher brand authority, increased inbound traffic, reduced marketing costs, better search engine ranking, and improved member insights.

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•	Content Marketing. We leverage content as a part of our overall marketing strategy, including featuring it in Postmedia, our blog, in app and through email.

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Email Marketing. We use this channel to nurture prospects with the goal of boosting conversion and maintaining effective communication with our members. Email also helps drive loyalty and retention as we often deploy reactivation and Level Up campaigns.

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Partnerships. We maintain ongoing relationships with cost‑effective prospecting partners and build marketing partnerships with brands that target similar audiences or provide products and services that apply to Mogo’s target audience.

Specialized Skill and Knowledge

As of December 31, 2020, Mogo had 180 team members focused on making it simple and engaging for consumers to get financially fit. With over ten years of operating experience, we have developed strong competencies across multiple disciplines. In addition to 59 software developers, designers, data scientists, product managers, and marketers, we have all of the traditional roles of a financial services provider including credit risk, finance, customer experience, operations, governance, legal and compliance. Our entire team contributes to transforming the traditional financial services experience by delivering a digital suite of innovative financial products to our members. Our future success partly depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees who share Mogo’s passion for innovation through our products, platform and brand.

Competitive Conditions

The financial services market continues to undergo dramatic changes. Our competitors include traditional financial institutions such as banks, credit unions, credit card issuers, other financial technology companies, other consumer finance companies, online lenders, mortgage brokerages, and new market entrants. Given our wide spectrum offering, including our convenient online and digital lending and mortgage platform, our free credit score monitoring, MogoProtect, MogoCrypto, our Bitcoin & Rewards Program, and the MogoSpend we do not believe that we have any competitors that offer our complete solution online. However, we do compete with various financial services companies in each of our main products including large Schedule I banks such as TD Canada Trust, Scotiabank, Royal Bank of Canada, Simplii Financial, Canadian Imperial Bank of Commerce and Bank of Montreal, credit unions such as Meridian Credit Union and Coast Capital Savings Federal Credit Union, and consumer credit companies such as Capital One, Fairstone Financial Inc., goeasy Ltd. and Progressa, credit monitoring companies like Credit Karma and Equifax, mortgage brokerages like intelliMortgage, and cryptocurrency exchanges like Coinsquare. Other financial technology competitors include Wealthsimple, Credit Karma Inc., PayPal, Stack and Koho.

We believe our innovative online and digital platform and process automation enable us to operate more efficiently, with more competitive rates and higher customer satisfaction than these competitors. We anticipate that new and established internet, technology and financial services companies, some of whom may possess large, existing customer bases, substantial financial resources and established distribution channels, may enter the market in the future. We believe that our strong brand (enhanced via our Postmedia partnership), scale, over 15 years of historical data, talented and diverse team, and performance record provide us with significant competitive advantages over current and future competitors.

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Intangible Properties

In accordance with industry practice, we protect our proprietary rights through a combination of copyright, trademark, trade secret laws and contractual provisions. The source code for our software is protected under Canadian and applicable international copyright laws. We currently have no issued patents or pending patent applications.

We also seek to avoid disclosure of our intellectual property and proprietary information by requiring employees and consultants to execute non‑disclosure and assignment of intellectual property agreements. Such agreements require our employees and consultants to assign to us all intellectual property developed in the course of their employment or engagement. We also utilize non‑disclosure agreements to govern interaction with business partners and prospective business partners and other relationships where disclosure of proprietary information may be necessary.

Our software includes software components licensed from third parties, including open source software. We believe that we follow industry best practices for using open source software and that replacements for third‑party licensed software are available either as open source software or on commercially reasonable terms.

We have registrations for various trademarks in Canada, including “Mogo”, the Mogo logo, “Breaking Debt”, “Level Up”, “Uncreditcard Your Life”, “Finances With Benefits”, “MogoMortgage”, and “Rule Your Finances”, “Mogo Financial”, “MogoMoney”, “MogoCrypto”, and we have pending applications for others including “MogoSpend”, “MogoWealth”, “MogoProtect” and the M Logo. We have a trademark registration in the United States for “Mogo”. We have registered and maintain the registration of a variety of domain names that include “Mogo” or variations of “Mogo”.

The enforcement of our intellectual property rights depends on any legal actions against any infringers being successful, but these actions may not be successful or may be prohibitively expensive, even when our rights have been infringed.

Credit Facilities

Historically, the Company had two credit facilities referred to as the “Credit Facility – Liquid” and the “Credit Facility – Other”. In conjunction with the sale of the majority of its “MogoLiquid” loan portfolio in February 2020, Mogo extinguished the Credit Facility – Liquid, which had an outstanding balance of $29.3 million as at December 31, 2019. To extinguish the Credit Facility – Liquid in advance of its maturity date, Mogo paid a prepayment penalty of $2.5 million of which $1.5 million was paid in cash and $1 million of which was settled in shares on March 5, 2020 through the issuance of 306,842 common shares at a price of $3.259 per share.

Accordingly, as of December 31, 2020, the Company had one credit facility outstanding, the amended and restated revolving credit and guarantee agreement dated as of July 16, 2019, as amended: (the “Credit Facility – Other”), which is used to finance the Company’s non-installment loan products. As of the date hereof, the Credit Facility – Other remains outstanding.

On December 31, 2019, the Company amended the Credit Facility – Other. The amendments lowered the effective interest rate from a maximum of LIBOR plus 12.5% (with a LIBOR floor of 2%) to LIBOR plus 9% (with a LIBOR floor of 1.5%) effective July 2, 2020, payable on the greater of the actual aggregate unpaid principal balance or the prescribed minimum balance. In addition, the amendment increased the available loan capital from $50 million to $60 million and extended the maturity date of the facility by two years from July 2, 2020 to July 2, 2022. On June 29, 2020, the Company further amended its Credit Facility – Other. The amendments decreased the available loan capital back from $60 million to $50 million and reduced the prescribed minimum balances applicable in the calculation of interest as described above. Consistent with the previous facility, there is a 0.33% fee on the available but undrawn portion of the $50 million facility. At December 31, 2020, there was $37,643,744 drawn on the Credit Facility – Other.

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The Credit Facility – Other is subject to certain covenants and events of default, including the following:

•

Financial Covenants. Financial covenants may include, among others, requirements with respect to minimum tangible net worth, maximum leverage ratio, minimum consolidated liquidity, and minimum unrestricted cash.

•

Portfolio Performance Covenants. Portfolio performance covenants may include, among others, requirements that the portfolio not exceed certain stated static pool default ratios and delinquency rates and that the loan yield not be less than stated minimum levels.

•

Other Events. Other events may include, among others, change of control events, certain insolvency-related events, events constituting a servicer default, an inability to engage a replacement backup servicer following termination of the current backup servicer, senior management changes, the occurrence of an event of default or acceleration under other facilities, failure to make required payments or deposits, events related to the entry of an order decreeing dissolution that remains undischarged, events related to the entry or filing of judgments, attachments or certain tax liens that remain undischarged, and events related to breaches of terms, representations, warranties or affirmative and restrictive covenants. Restrictive covenants may, among other things, impose limitations or restrictions on our ability to pay dividends, redeem our stock, make payments in order to retire or obtain the surrender of warrants or options, or our ability and of the guarantors thereunder to incur additional indebtedness, pay dividends, make investments, engage in transactions with affiliates, sell assets, consolidate or merge, make changes in the nature of the business, and create liens.

•

Early Termination Fees. Early termination fees may be payable under the credit facility in the event of a termination or other permanent reductions of the credit commitments at the Company’s option prior to the expiration of the credit facility.

The Company is in compliance with these covenants. Interest expense on both credit facilities is included in credit facility interest expense in the consolidated statements of operations and comprehensive loss. Management routinely reviews and renegotiates terms, including interest rates and maturity dates, and will continue to refinance the Credit Facility – Other as it becomes due and payable.

Employees

As of December 31, 2020, we had 172 full-time employees distributed across the following functional areas:

Functional Area	Number of Employees
Technology & Development	59
Customer Service & Operations	79
General and Administrative	30
Marketing	4

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General Development of the Business

Mogo, a leading digital wallet and payments company, has continued its evolution into the most comprehensive consumer financial health app and digital wallet in Canada with a series of strategic and financial initiatives throughout 2020 and early 2021 as described in more detail below.

Current Financial Year – Recent Developments

Proposed Acquisition of Moka Finance Technologies Inc. (“Moka”)

On March 23, 2021, Mogo announced that it had entered into a binding letter of intent with Moka, one of Canada’s leading saving and investing apps, to acquire all of the issued and outstanding securities of Moka, in exchange for 5,000,000 Mogo common shares and the assumption of net debt of approximately $3.0 million (the “Moka Acquisition”). The Moka Acquisition will increase Mogo’s member base by over 40% to more than 1.7 million and expand Mogo’s wealth offering to include saving and investing products. Mogo expects to complete a definitive agreement and close the Moka Acquisition in Q2 2021.

Moka’s senior management, board members, and key outside shareholders, representing more than two-thirds of Moka’s outstanding voting securities have entered into voting and support agreements agreeing to vote in favor of the Moka Acquisition. All common shares issued in connection with the Moka Acquisition will be subject to minimum six-month escrow restrictions, with additional escrow and vesting restrictions for certain Moka employees and shareholders.

US$54 Million Registered Direct Offering Priced At-the-Market

On February 24, 2021, Mogo closed its previously announced sale to certain institutional investors of an aggregate of 5,346,536 common shares at a purchase price of US$10.10 per common share in a registered direct offering (the “Registered Direct Offering”) priced at-the-market under the Nasdaq rules. H.C. Wainwright & Co., LLC acted as exclusive placement agent of the Registered Direct Offering pursuant to the terms of an engagement agreement dated February 21, 2021 between the Company and H.C. Wainwright & Co., LLC. The aggregate gross proceeds to the Company were approximately US$54 million, and after deducting the placement agent’s fees and the estimated expenses of the Registered Direct Offering, the net proceeds from the Registered Direct Offering were approximately US$50.1 million.

In connection with the Registered Direct Offering, Mogo completed the issuance to investors of unregistered warrants to purchase up to an aggregate of 2,673,268 common shares in a concurrent private placement. Each such warrant entitles the holder thereof to acquire one common share of the Company at an exercise price of US$11.00 at any time until 5:00 p.m. (New York time) on August 26, 2024. In addition, the Company issued unregistered warrants to purchase 267,327 common shares of the Company to H.C. Wainwright & Co., LLC in consideration of its services as placement agent of the Registered Direct Offering. Each such warrant entitles the holder thereof to acquire one common share of the Company at an exercise price of US$12.65 at any time until 5:00 p.m. (New York time) on February 26, 2024.

Termination of At-the-Market Offering

Simultaneously with the announcement of the Registered Direct Offering, Mogo announced the termination of its at-the-market offering agreement dated December 31, 2020 (the “ATM Agreement”) between Mogo, H.C. Wainwright & Co., LLC, as lead agent, and other agents, effectively ceasing the US$50 million at-the-market offering (the “ATM Offering”) established by the Company under a prospectus supplement dated December 31, 2020. Prior to terminating the ATM Offering, Mogo sold a total of 1,524,759 common shares for total aggregate proceeds of US$14,867,402.04.

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Proposed Investment in Coinsquare

On February 11, 2021, Mogo entered into an agreement (the “Coinsquare Investment Agreement”) to acquire ownership of 19.99% of the outstanding common shares of Coinsquare, Canada’s leading digital asset trading platform, on a post-transaction basis, for total consideration of approximately $56.4 million. The Coinsquare Investment Agreement also includes rights for Mogo to acquire an additional 20% ownership interest in Coinsquare through purchases of shares from current shareholders and the exercise of warrants under certain conditions, for consideration based on a pre-money valuation of Coinsquare ranging from $250-350 million. This strategic investment builds on a multi-year relationship between the two companies. Coinsquare acts as the trading platform for MogoCrypto, a service Mogo launched in 2018 to allow its members an easy and convenient way to buy and sell bitcoin.

Under the terms of the Coinsquare Investment Agreement, Mogo has the ability to acquire up to over 40% of the common shares of Coinsquare as follows:

•

Mogo will initially acquire 19.99% of the outstanding common shares of Coinsquare on a post-transaction basis (the “Initial Investment”) by way of treasury issuance and purchases of shares from current Coinsquare shareholders for total consideration of $56.4 million (the “Purchase Price”). Under the Coinsquare Investment Agreement, Mogo has a right to satisfy the Purchase Price for the Initial Investment in a combination of cash and a minimum of 1,956,457 Mogo common shares. Any additional common shares to be issued by Mogo in satisfaction of the Purchase Price will be issued at a 15% discount to the market price of the common shares as of the close of trading on February 10, 2021, subject to minimum pricing rules of the TSX.

•

At closing of the Initial Investment, Coinsquare will issue to Mogo a warrant to acquire up to an additional 10% of the outstanding common shares of Coinsquare on a post-transaction basis. The warrant will become exercisable upon satisfaction of certain conditions, and the exercise price payable for the Coinsquare common shares may be satisfied through a combination of cash and Mogo common shares.

•

Mogo also has an option to acquire, and certain existing shareholders of Coinsquare have a right to require Mogo to purchase, an additional 10% of the outstanding common shares of Coinsquare within 13 months of the Initial Investment, subject to certain conditions.

Following closing of the Initial Investment, Mogo will be granted a right to appoint one nominee to the Coinsquare board of directors, which may be increased to two nominees under certain conditions. Coinsquare will have a right to appoint one nominee to the Mogo board of directors. As part of the Initial Investment, Mogo will enter into a unanimous shareholders agreement with all of the shareholders of Coinsquare, which will provide certain rights and restrictions customary for an investment of this nature. The Initial Investment is expected to close in April 2021.

Acquisition of Carta

On January 25, 2021, Mogo completed its acquisition of 100% of the issued and outstanding securities of Carta in exchange for the issuance of 10,000,000 Mogo common shares (the “Carta Transaction”). Carta is a digital payments software company which provides technology and services that enable financial technology companies, banks, and corporations to issue payment products to consumers via multiple channels, including physical, virtual and tokenized cards, as well as payment switching and routing services.

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The Carta Transaction was completed pursuant to a plan of arrangement under the Canada Business Corporations Act, all upon the terms and conditions of the definitive arrangement agreement between Mogo and Carta dated November 17, 2020 (the “Arrangement Agreement”). Pursuant to the Arrangement Agreement, the 10,000,000 Mogo common shares (the “Consideration Shares”) were issued to an intermediary limited partnership in which the former holders of Carta securities are limited partners (the “Limited Partners”). Subject to certain exceptions, the Consideration Shares will not begin to be distributed to the Limited Partners until the earlier of (i) September 30, 2022, or (ii) the 10-day volume weighted average price of the Mogo common shares on the TSX being equal to $7.45 per common share or higher (provided such date is more than six months following the closing of the Carta Transaction).

Upon completion of the Carta Transaction, Carta became a wholly-owned subsidiary of Mogo, and it is expected that Carta will continue to operate on a substantially separate basis to Mogo. In connection with the Carta Transaction and concurrent with closing, Christopher Payne, Carta’s lead director, was appointed to Mogo’s board of directors.

Other Developments

In 2021 year-to-date, Mogo also:

•	Announced Carta’s expansion into two new markets: Japan and the United States.

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Announced that Mogo’s first-of-its-kind Rewards Program has been extended to include the MogoCard and digital spending account. The 1% bitcoin cashback Rewards is available exclusively to Mogo Members who refer a friend to Mogo. Members will earn 1% bitcoin cashback rewards for every purchase made on their MogoCard. Their rewards will be deposited monthly in cash directly into their bitcoin and rewards account.

•

Announced the second consecutive quarter of accelerating new member growth, with net member additions in Q4 2020 increasing by 50% versus Q3 2020. Mogo ended 2020 with more than 1.1 million members, placing it among the largest fintech companies in Canada by total members.

Three Year History

In 2020, Mogo:

•	Achieved a new milestone, surpassing one million members on our digital platform.

•

In December 2020, announced that Mogo entered into the ATM Agreement with H.C. Wainwright & Co., LLC (the “Lead Agent”), as lead agent, and Raymond James Ltd. and Eight Capital (together with the Lead Agent, the “Agents”), thereby establishing the ATM Offering, pursuant to which, the Company could, at its discretion and from time to time, sell on the Nasdaq, through the Agents, such number of common shares of the Company as would result in aggregate gross proceeds to the Company of up to US$50 million. The ATM Offering was subsequently terminated on February 22, 2021. See “General Development of the Business – Current Financial Year – Recent Developments – Termination of At-the-Market Offering”.

•

In December 2020, announced plans to make an initial corporate investment of up to $1.5 million in bitcoin, representing approximately 1.5% of Mogo’s total assets as of the end of 2020. To date we have acquired approximately 18 bitcoins at an average purchase price of $42,079 (US$33,083) per bitcoin. This initial financial investment builds on Mogo’s significant product development related investments in bitcoin over the last several years, including MogoCrypto & the bitcoin rewards program.

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•

In November 2020, announced the launch of our bitcoin rewards program. Active members receive bitcoin rewards based on account activation, funding, and improving their credit score. In January 2021, we announced the extension of our bitcoin cashback reward program to the MogoCard. The program is available exclusively to members who refer a friend to Mogo, and participating members earn bitcoin cashback rewards for every purchase made on their MogoCard. Bitcoin rewards are cash rewards that can be used to buy bitcoin.

•

Announced that our digital spending account, MogoSpend, which comes with a Mogo Visa* Platinum Prepaid Card, now supports Apple Pay®, Google Pay™ and Samsung Pay. This provides MogoSpend users with even more options for cashless, contactless payment using their smartphone or other devices, while continuing to get all the benefits and security of MogoSpend.

•

Announced that it gave notice to holders of the Convertible Debentures (TSX:MOGO.DB) that such Convertible Debentures would be converted into common shares of Mogo on or about January 11, 2021. This early conversion was intended to simplify Mogo’s capital structure as Mogo continued to transition back into growth mode and was completed effective January 11, 2021.

•

Announced that it had entered into a definitive agreement to acquire Carta in an all-stock transaction by way of a plan of arrangement. The Carta Transaction closed in January 2021. See “General Development of the Business – Current Financial Year – Recent Developments – Acquisition of Carta”.

•

In September 2020, announced that holders of the Company’s outstanding non-convertible debentures (the “Non-Convertible Debentures”) had approved certain amendments to the terms of the Non-Convertible Debentures. The amendments to the Non-Convertible Debentures included a reduction in the average interest rate from approximately 14% to 7% and the extension of the maturity dates to January 31, 2023 and January 31, 2024. In connection with the implementation of the amendments, the Company issued an aggregate of 4,479,392 common share purchase warrants (the “Listed Warrants”) to the holders of the Non-Convertible Debentures. Each Listed Warrant is exercisable to purchase one common share of the Company at an exercise price of $2.03 at any time until 4:30 p.m. (Toronto time) on December 31, 2022.

•

Established a new referral agreement with EQ Bank, the digital banking platform offered by Equitable Bank, through which Mogo will offer access to EQ Bank’s Savings Plus Account to Mogo members through the Mogo app.

•	Established a new referral agreement with Lendful Financial Inc. (“Lendful”), through which Mogo will offer its members access to Lendful’s prime loan products through the Mogo app.

•

Entered into a three-year lending partnership with goeasy Ltd. (TSX:GSY) (“goeasy”), and completed the sale of the majority of its MogoLiquid loan portfolio to goeasy for gross consideration of $31.6 million, consistent with Mogo’s strategic plan to reduce its on balance sheet lending and focus on leveraging its proprietary digital lending platform to originate loans for key partners. The partnership allows Mogo to generate additional fee-based subscription & services revenue. Mogo is also eligible for an additional performance-based payment of up to $1.5 million payable upon achieving certain agreed-upon annual origination amounts under the lending partnership.

•

In conjunction with the sale of the MogoLiquid loan portfolio, we extinguished the Credit Facility – Liquid, which held an outstanding balance of $28.7 million. To extinguish the facility in advance of its maturity date, Mogo paid a prepayment penalty of $2.5 million of which $1.5 million is payable in cash and $1 million of which was settled in shares through an issuance of 306,842 common shares.

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•

Launched MogoSpend, the first product of its kind designed to help Canadians get better control over their spending, while earning best-in-class cashback and having a positive impact on the environment. MogoSpend comes with the MogoCard, the first and only card in Canada (debit, credit or prepaid) to launch with a carbon offset program so consumers can have a positive impact on the environment simply by using MogoSpend. Through the program, Mogo will offset one pound of CO2 for every dollar spent using the card.

•

Partnered with Offsetters, one of Canada’s leading providers of sustainability and carbon-management solutions. Offsetters helps organizations and individuals understand, reduce and offset their environmental impacts and specializes in high quality verified offsets.

•

Extended the term of our strategic marketing collaboration agreement with Canada’s premier news media company, Postmedia Network Inc. (“Postmedia”), for an additional two years to the end of 2022, while decreasing our quarterly revenue share payments to Postmedia. Mogo also issued additional 5-year warrants to acquire 350,000 common shares of Mogo at an exercise price of $3.537, which will vest in equal instalments over three years. Mogo also agreed to extend the term of 50% of the warrants previously issued to Postmedia from January 25, 2021 to January 25, 2023.

•

On March 11, 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. COVID-19 has continued to persist and remains dynamic. The ultimate duration and magnitude of the impact on the economy and our business remain unknown at this time including as a result of the emergence of COVID-19 variants and the uncertainty around global vaccination campaigns, including distributions in supply, logistics, the threshold for herd immunity, the real-world efficacy of vaccines including against emerging variants. Mogo operates a fully digital platform; its services and products are all accessed through its app or online, with no physical branches or consumer-facing offices. As a result, the Company has not experienced any material business interruption to date. While the degree of severity and length of an economic downturn is difficult to predict, Mogo believes that it continues to be well positioned to navigate through the pandemic. However, due to the uncertain future of the pandemic, the overall economic impacts of COVID-19 could still include an impact on our ability to obtain debt and equity financing, impairment of investments, loan loss provisions, impairments in the value of our intangible assets and long-lived assets, or potential future decreases in revenue or the profitability of our ongoing operations. Early on in the Pandemic the Company worked closely with members to support them through this changing environment and in circumstances when necessary, offering more flexible options including extended payment terms, payment deferrals and interest relief. Operationally, the Company shifted its employees to work remotely in March 2020, which was a relatively easy transition given the digital nature of our business. Mogo’s employees continue to operate in a primarily remote capacity. In light of this uncertain economic environment, the Company undertook a thorough review of all its expenses and implemented a plan to significantly reduce these expenses effective in Q2 2020. Mogo will continue to evaluate and adapt to the evolving pandemic on an ongoing basis. During this period of uncertainty, our priority is to protect the health and safety of our employees, support and enforce government actions to slow the spread of COVID-19, and to continually assess and take appropriate actions to mitigate the risks to our business operations as a result of the COVID-19 pandemic.

In 2019, Mogo:

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Amended the Credit Facility – Other. The amendments lower the effective interest rate from a maximum of LIBOR plus 12.5%, with a LIBOR floor of 2% to LIBOR plus 9%, with a LIBOR floor of 1.5%, effective July 2, 2020. In addition, the amendment increases the available loan capital from $50 million to $60 million and extends the maturity date of the facility by two years from July 2, 2020 to July 2, 2022.

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•

Launched our newly redesigned mobile app that makes it easier than ever for Canadians to get in control of their financial health. Financial stress continues to be the number one stressor for Canadians and is even more pronounced among millennials, with surveys showing that 76% cite it as their top source of stress. Mogo’s newly redesigned mobile app helps Canadians master the four habits of financial health and get on top of their finances.

•

Filed a final short form base shelf prospectus with the securities regulators in each province and territory of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 with the United States Securities and Exchange Commission (“SEC”). These filings replace the short-form base shelf prospectus previously filed by Mogo Finance which can no longer be effectively utilized following the completion of Arrangement. These filings enable Mogo to make offerings of common shares and debt securities of up to an aggregate initial offering price of $100 million at any time during the 25-month period that the filings remains effective.

•	Launched “MONEYUP” a new campaign designed to position Mogo at the forefront of financial health and inspire and motivate Canadians to get in control of their financial health.

•

Announced a digital lending pilot with goeasy to provide Canadians with personal loans up to $15,000 with terms of up to 5 years, all available quickly and conveniently from a mobile device using the Mogo app.

•	Announced a change in auditors from MNP LLP (“MNP”) to KPMG LLP (“KPMG”).

•

Named one of Canada’s Top 50 FinTech Companies for 2019 by the Digital Finance Institute. The Digital Finance Institute is a think tank created to address issues concerning financial innovation, digital finance policy and regulation, financial inclusion and women in financial technology.

•

Announced a new partnership with League, a leading digital employee health benefits platform, under which Mogo’s identity fraud protection solution, MogoProtect, has been added to the League member marketplace.

•	Completed the Arrangement.

•	Discontinued bitcoin mining.

In 2018, Mogo:

•

Launched our sixth product – MogoCrypto – which enables members to buy and sell bitcoin at real-time prices instantly, anytime and anywhere from their mobile device, bringing a new level of convenience and accessibility to bitcoin ownership for all Canadians. Mogo was the first company in Canada to offer a mobile solution for buying and selling bitcoin that includes free funding transfers and withdrawals.

•	Enhanced digital loan platform, resulting in marketing and operational efficiencies.

•	Continued evolution toward an artificial intelligence (“AI”) centric platform with AI now used in areas such as underwriting and decisioning.

•	Began trading on Nasdaq under the symbol “MOGO”.

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•

Extended the term of our marketing collaboration agreement with Postmedia, which provided a minimum media value of $50,000,000 over the first 3 years, for an additional 2 years beyond the end of the then-current agreement, covering calendar 2019 and 2020.

•

Filed a final short form base shelf prospectus with the securities regulators in each province and territory of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 with the SEC.

•

Expanded into multiple new regions across Canada, complementing our well-established presence in key markets such as Ontario, British Columbia and Alberta. Mogo’s suite of products became available in Nova Scotia and our MogoMortgage solution became available to consumers in Manitoba, New Brunswick, Prince Edward Island, and Newfoundland. With these expansions, Mogo’s full product suite is now available in eight provinces and accessible to more than twenty million Canadians.

•	Increased the borrowing limit under the Credit Facility – Other from $40 million to $50 million.

•	Discontinued short-term lending.

Risk Factors

In addition to any other risks contained in this AIF, as well as our management’s discussion and analysis and consolidated financial statements and accompanying notes, the risks described below are the principal risks that could have a material and adverse effect on our business, financial condition, results of operations, cash flows, future prospects or the trading price of our common shares. This AIF also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See “Cautionary Note Regarding Forward Looking Statements”.

The duration and impact of the COVID-19 pandemic are unknown at this time.

The outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak remain unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.

Worsening economic conditions may cause our members’ loan default rates to increase and harm our operating results.

Uncertainty and negative trends in general economic conditions in Canada and abroad, including significant tightening of credit markets, historically have created a difficult environment for companies operating in our industries. Many factors, including factors that are beyond our control, may have a detrimental impact on our operating performance. These factors include general economic conditions, unemployment levels, energy costs and interest rates, as well as events such as natural disasters, acts of war, terrorism and catastrophes.

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Many of our members are millennials. Accordingly, our members may be more likely to be affected or more severely affected than more established individuals by adverse economic conditions. These conditions may result in higher default rates on loans by our existing members.

There can be no assurance that economic conditions will remain favorable for our business or that default rates on our loans by our members will remain at current levels. Increased default rates by our members on our loans may inhibit our access to capital and negatively impact our profitability. If delinquency or uncollectable rates on our consumer loans exceed certain levels defined in our credit facilities it could constitute a default under our credit facilities or other credit facilities, reducing or terminating such facilities. Furthermore, we receive a number of applications from potential members who do not satisfy the requirements for our loans. If an insufficient number of qualified individuals apply for our loans, our growth and revenue could decline.

Our allowance for loan losses is determined based upon both objective and subjective factors and may not be adequate to absorb loan losses.

We face the risk that our members will fail to repay their loans in full. We reserve for such losses by establishing an allowance for loan losses, the increase of which results in a charge to our earnings as a provision for loan losses. We have established an evaluation process designed to determine the adequacy of our allowance for loan losses. While this evaluation process uses historical and other objective information, the classification of loans and the forecasts and establishment of loan losses are also dependent on our subjective assessment based upon our experience and judgment. Actual losses are difficult to forecast, especially if such losses stem from factors beyond our historical experience, and unlike traditional banks, we are not subject to periodic review by bank regulatory agencies of our allowance for loan losses. As a result, there can be no assurance that our allowance for loan losses will be comparable to that of traditional banks subject to regulatory oversight or sufficient to absorb losses or prevent a material adverse effect on our business, financial condition and results of operations.

We rely on our proprietary credit scoring model in the forecasting of loss rates. If we are unable to effectively forecast loss rates, it may negatively impact our operating results.

In deciding whether to extend credit to prospective members, we rely heavily on our credit score generated by our proprietary credit scoring model and decisioning system, an empirically derived suite of statistical models built using third-party data, data from our members and our credit experience gained through monitoring the performance of our members over time. If our proprietary credit scoring model and decisioning system fails to adequately predict the creditworthiness of our members, or if our proprietary cash flow analytics system fails to assess prospective members’ financial ability to repay their loans, or if any portion of the information pertaining to the prospective member is false, inaccurate or incomplete, and our systems did not detect such falsities, inaccuracies or incompleteness, or any or all of the other components of the credit decision process described herein fails, we may experience higher than forecasted losses. Furthermore, if we are unable to access the third-party data used in our credit scores, our access to such data is limited or such information is outdated or incorrect, our ability to accurately evaluate potential members will be compromised, and we may be unable to effectively predict probable credit losses inherent in our loan portfolio, which would negatively impact our results of operations.

Our risk management efforts may not be effective.

We could incur substantial losses and our business operations could be disrupted if we are unable to effectively identify, manage, monitor and mitigate financial risks, such as credit risk, interest rate risk, liquidity risk, and other market- related risk, as well as operational risks related to our business, assets and liabilities. To the extent our models used to assess the creditworthiness of potential members do not adequately identify potential risks, the credit scores we produce would not adequately represent the risk profile of such members and could result in higher risk than anticipated. Our risk management policies, procedures, and techniques, including our use of our proprietary credit scoring technology, may not be sufficient to identify all of the risks we are exposed to, mitigate the risks that we have identified or identify concentrations of risk or additional risks to which we may become subject in the future.

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We have a history of losses and may not achieve consistent profitability in the future. In addition, if we continue to grow rapidly, we may not be able to manage our growth effectively.

We generated net losses of $13.4 million in 2020. As of December 31, 2020, we had an accumulated deficit of $115 million. We will need to generate and sustain increased revenue levels in future periods in order to become profitable, and, even if we do so, we may not be able to maintain or increase our level of profitability. We intend to continue to expend significant funds to expand our marketing and sales operations, continue developing our products including further development of our platform, increase our service and general product servicing capabilities, compensate our growing employee base, and expand into new markets. In addition, our provision for loan losses, net of recoveries, is based on our expectation of future loan losses related to our loans receivable. As we continue to grow our members and loans receivable, we expect the aggregate amount of this expense will also continue to grow.

Our membership grew from 976,000 members as at December 31, 2019 to 1,126,000 members as at December 31, 2020. Our historical growth has placed, and may continue to place, significant demands on our management and our operational and financial resources. Our organizational structure is becoming more complex as we add additional staff, and we will need to improve our operational, financial, management and compliance controls as well as our reporting systems and procedures. Our efforts to grow our business may be costlier than we expect, and we may not be able to increase our revenue enough to offset our higher operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this AIF, and unforeseen expenses, difficulties, complications and delays, and other unknown events. If we are unable to achieve and sustain profitability, the market price of our publicly listed securities may significantly decrease.

We may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances. If capital is not available to us, our business, operating results and financial condition may be harmed.

Since our founding, we have raised substantial equity and debt financing to support the growth of our business. Because we intend to continue to make investments to support the growth of our business, we may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including increasing our marketing expenditures to improve our brand awareness, developing new products or services or further improving existing products and services, enhancing our operating infrastructure and acquiring complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them, on terms that are acceptable to us, or at all. In addition, our agreements with our lenders contain restrictive covenants relating to our capital raising activities and other financial and operational matters, and any debt financing that we secure in the future could involve further restrictive covenants which may make it more difficult for us to obtain additional capital and to pursue business opportunities. Volatility in the credit markets may also have an adverse effect on our ability to obtain debt financing.

If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, operating results, financial condition and prospects could be adversely affected.

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If new products and platform enhancements do not achieve sufficient market acceptance, our financial results and competitive position will be harmed.

We incur expenses and expend resources upfront to develop, acquire and market new products and platform enhancements to incorporate additional features, improve functionality or otherwise make our platform more desirable to our members. New product or platform enhancements must achieve high levels of market acceptance in order for us to recoup our investment in developing and bringing them to market.

Any new products and changes to our platform could fail to attain sufficient market acceptance for many reasons, including, without limitation, the following:

•	our failure to predict market demand accurately and supply products that meet this demand in a timely fashion;

•	members using our platform may not like, find useful or agree with any changes;

•	defects, errors or failures in our platform;

•	negative publicity about our products or our platform’s performance or effectiveness;

•	delays in releasing to the market new products or platform enhancements; and

•	the introduction or anticipated introduction of competing products by our competitors.

If our new products or platform enhancements do not achieve adequate acceptance in the market, our competitive position, revenue and operating results could be harmed. The adverse effect on our financial results may be particularly acute because of the significant development, marketing, sales and other expenses we will have incurred in connection with new products or enhancements.

Our business is subject to extensive and evolving regulation and oversight in a variety of areas, all of which are subject to change and uncertain interpretation.

Our business is subject to numerous federal, provincial and other local laws, ordinances and regulations in each of the jurisdictions in which we operate, which are subject to change and which may impose significant costs or limitations on the way we conduct or expand our business.

As we develop and introduce new products and services, we may become subject to additional laws and regulations. In March 2018, we launched the MogoCrypto account which allows our members to buy and sell bitcoin. In 2020, we introduced the Bitcoin & Rewards Program which allows MogoMembers the opportunity to earn cash rewards that can be used to buy bitcoin through MogoCrypto. Bitcoin is not considered legal tender or backed by any government, and it has experienced price volatility, technological glitches and various law enforcement and regulatory interventions. We do not believe that MogoCrypto or the Bitcoin & Rewards account involves offering members securities that are subject to the registration, prospectus or other provisions of securities laws. We also do not believe the feature subjects us to regulation under securities laws, including as an investment adviser, investment dealer, portfolio manager or marketplace. However, the regulation of cryptocurrency is still an evolving area and it is possible that a court or a provincial or federal regulator could disagree with one or more of these conclusions. In addition, governments may in the future curtail or outlaw the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Similar actions by regulatory bodies (such as an exchange on which the Company’s securities are listed, quoted or traded) could result in restriction of the acquisition, ownership, holding, selling, use or trading in the Company’s securities. Such a restriction could affect our ability to raise new capital or maintain a securities listing with an exchange (such as the Company’s current listing with the TSX and the Nasdaq) which would have a material adverse effect on the business, prospects or operations of the Company and harm investors in the Company’s securities. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency companies to additional regulation. If we fail to comply with regulations or prohibitions applicable to us, we could face regulatory or other enforcement actions and potential fines and other consequences. Further, we might not be able to continue operating MogoCrypto and/or the Bitcoin & Rewards account, at least in its current form, and to the extent that the feature is viewed by the market as a valuable asset to the Company, the price of our common shares could decrease. Additionally, there is no specific accounting guidance under International Financial Reporting Standards as issued by the International Accounting Standards Board covering accounting for cryptocurrencies, which means the accounting can be complex and subject to challenge or scrutiny. The final conclusions on the accounting treatment for our cryptocurrency transactions could affect the presentation of our results of operations.

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In addition, future legislation or regulations may restrict our ability to continue our current methods of operation or expand our operations and may have a negative effect on our business, results of operations, financial condition and the price of our common shares. In addition, future legislation or regulations, or amendments to the existing regulatory regime, could require us to modify our platform and processes, which may cause us to incur additional costs and lead to a reduction in revenue. As an example, between 2016 and 2018, British Columbia, Alberta and Ontario implemented amendments to legislation and regulations relating to our legacy short-term loan products, which we phased out in the third quarter of 2018. New legislation and regulations respecting ‘high-cost credit products’ have been implemented in Alberta and Manitoba and are currently being contemplated in British Columbia and Ontario that affect certain of our MogoMoney products. Effective June 1, 2020, we are registered as a ‘money services business’ with the Financial Transactions and Reports Analysis Centre of Canada in relation to our MogoCrypto product as a result of amendments to the regulations under the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) as they relate to dealing in virtual currency.

While we have reviewed and revised our business model to ensure it complies with the applicable provincial and federal laws, the application of certain legislation to our business model remains uncertain. There is a risk that regulatory bodies or consumers could assert that certain federal or provincial laws are applicable where we have determined that they are not, and that we are not in compliance with such applicable requirements. If it is determined that we have not complied with the requirements of applicable laws, we could be subject to civil actions for nullification of contracts, rebate of some or all payments made by members, and damages, and/or subject to prosecution for violation of the laws, any of which outcomes could have a material adverse effect on the Company.

We and our partners obtain, store and process a large amount of sensitive data. Any real or perceived improper or unauthorized use of, disclosure of, or access to such data could harm our reputation as a trusted brand, as well as have a material and adverse effect on our business.

Cyber security risk is the risk of harm, loss and liability resulting from a failure or breach of information technology systems. We and our third-party partners and service providers, including third-party data centers that we use, obtain and process large amounts of sensitive data, including our members’ personal and credit information, bitcoin holdings and other sensitive data relating to our members and their transactions. We face risks, including to our reputation as a trusted brand, in the handling and protection of this data, and these risks will increase as our business continues to expand to include new products and technologies. Indeed, security breaches, computer malware and computer hacking attacks have been a prevalent concern for companies involved in the cryptocurrency space.

We have administrative, technical, and physical security measures in place, and we have policies and procedures in place to contractually require third parties to whom we transfer data to implement and maintain appropriate security measures. However, if our security measures or those of the previously mentioned third parties are inadequate or are breached as a result of third-party action, employee error, malfeasance, malware, phishing, hacking attacks, system error, trickery, or otherwise, and, as a result, someone obtains unauthorized access to funds, cryptocurrencies, or sensitive information, including personally identifiable information, on our systems or our partners’ systems, or if we suffer a ransomware or advanced persistent threat attack, or if any of the foregoing is reported or perceived to have occurred, our reputation and business could be damaged. Any perceived or actual breach of security, regardless of how it occurs or the extent of the breach, could have a significant impact on our reputation as a trusted brand, cause us to lose existing members, prevent us from obtaining new members, require us to expend significant funds to remedy problems caused by breaches and to implement measures to prevent further breaches, cease operations, and expose us to legal risk and potential liability including those resulting from governmental or regulatory investigations, class action litigation and costs associated with remediation, such as fraud monitoring. Any actual or perceived security breach at a company providing services to us or our customers could have similar effects.

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Some or all of the bitcoins held through MogoCrypto could be lost or stolen. Access to coins held in MogoCrypto could also be restricted by cybercrime (such as a denial-of-service attack) against a service used by Mogo in connection with this account. Any of these events may adversely affect Mogo’s members and business.

In addition, cryptocurrency transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the transaction or, in theory, control or consent of a majority of the processing power on the cryptocurrency network. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer of coins or a theft of coins generally will not be reversible and the Company may not be capable of seeking compensation for any such transfer or theft on its own behalf or on behalf of its members. It is possible that, through computer or human error, or through theft or criminal action, any of the Company’s or its members’ coins could be transferred from the Company or one or more of its members in incorrect amounts or to unauthorized third parties. To the extent that the Company is unable to seek a corrective transaction with such third party or is incapable of identifying the third party which has received the coins through error or theft, the Company will be unable to revert or otherwise recover the incorrectly transferred coins, which could adversely affect the business, prospects or operations of the Company.

Our business may be adversely affected by material changes to the interest rate charged to our members and paid to our lenders.

We earn a substantial portion of our revenues from interest payments on the loans we make to our members. Various financial institutions and other funding sources provide, and may in the future provide, us with the capital to fund these term loans and lines of credit and charge us interest on funds that we draw down. In the event that the spread between the rate at which we lend to our members and the rate at which we borrow from our lenders decreases, our financial results and operating performance will be harmed.

There are a variety of factors that could affect the interest rates we charge to our members and which we pay to our lenders, such as access to capital based on our business performance, the volume of loans we make to our members, competition with other lenders and regulatory requirements. These interest rates may also be affected by variations to the types of products we sell to our members and investors over time and a shift among our channels of member acquisition. Interest rate changes may adversely affect our business forecasts and expectations and are highly sensitive to many macroeconomic factors beyond our control, such as inflation, recession, the state of the credit markets, changes in market interest rates, global economic disruptions, unemployment and the fiscal and monetary policies of the federal government and its agencies. Any material reduction in our interest rate spread could have a material adverse effect on our business, results of operations and financial condition.

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Our debt financing sources are highly concentrated, and we may not be able to access additional sources of funding on reasonable terms or at all.

We have obtained debt financing from a limited number of lenders. Our reliance on the credit facilities for a significant amount of our funding exposes us to funding concentration risks. If the lender decides to terminate the credit facilities, our business, operating results, financial condition and prospects could be adversely affected. In addition, our debt facilities must be renewed on a periodic basis. If we were unable to renew these facilities on acceptable terms when they became due there could be a material adverse effect on our financial condition, liquidity and results of operations.

Our agreements with our lenders contain a number of early payment triggers and covenants. A breach of such triggers or covenants or other terms of such agreements could result in an early amortization, default, and/or acceleration of the related funding facilities which could materially impact our operations.

Primary funding sources available to support the maintenance and growth of our business include, among others, our credit facilities. These facilities contain restrictions on the Company’s ability to, among other things, pay dividends, sell or transfer assets, incur additional debt, repay other debt, make certain investments or acquisitions, repurchase or redeem shares, and engage in alternate business activities. The facilities also contain a number of covenants that require the Company to maintain certain specified financial ratios. Description of these covenants, requirements and events are set out in the credit facility agreements.

During the occurrence of an event of default under our credit facilities, for example, principal collections from our consumer loans would be applied to repay principal under the credit facilities rather than being available on a revolving basis to fund newly originated loans. During the occurrence of an event of default under any of our debt, including debt owing under our credit facilities, debt owing to the holders of debentures issued by the Company or debt owing to future facilities we may enter into, the applicable lender could accelerate the repayment of our debt and the lender’s commitments to extend further credit would terminate. If we were unable to repay the amounts due and payable under our debt when due, the applicable lender could seek remedies, including against the collateral pledged as security for such debt. A default under one credit facility could also lead to default under other facilities due to cross-acceleration or cross-default provisions.

An event of default or other event requiring early repayment of our credit facilities would negatively impact our liquidity, including our ability to originate new loans, and require us to rely on alternative funding sources, which might increase our funding costs or which might not be available when needed. If we were unable to arrange new or alternative methods of financing on favorable terms, we might have to curtail the origination of loans, which could have a material adverse effect on our business, financial condition, operating results and cash flow, which in turn could have a material adverse effect on our ability to meet our obligations under our facilities.

The development, acceptance and widespread use of cryptocurrency is subject to a variety of factors that are difficult to evaluate.

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete transactions, is part of a new and rapidly evolving industry that employs digital assets based upon a computer-generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may occur and is unpredictable. The factors include, but are not limited to:

•	Continued worldwide growth in the adoption and use of cryptocurrencies;

•	Governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the Bitcoin network or similar cryptocurrency systems;

•	Changes in consumer demographics and public tastes and preferences;

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•	The confidence of the public in the stability of crypto asset trading platforms;

•	The maintenance and development of the open-source software protocol of the Bitcoin network or similar cryptocurrency systems;

•	The availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

•	General economic conditions and the regulatory environment relating to digital assets; and

•	Negative consumer sentiment and perception of bitcoin specifically and cryptocurrencies generally.

Such events could have a material adverse effect on the ability of the Company to successfully maintain the MogoCrypto and/or the Bitcoin & Rewards account or to pursue other opportunities in the cryptocurrency space, which could have an adverse effect on the business, prospects or operations of the Company.

In addition, currently, there is relatively small use of cryptocurrencies in the retail and commercial marketplace for goods or services. In comparison, there is relatively large use by speculators contributing to price volatility. The relative lack of acceptance of cryptocurrencies in the retail and commercial marketplace limits the ability of end-users to use them to pay for goods and services. Such lack of acceptance or decline in acceptances could affect the long-term value of the cryptocurrencies which would have a material adverse effect on the ability of the Company to pursue opportunities in the cryptocurrency space, which could have an adverse effect on the business, prospects or operations of the Company.

Banks, financial institutions and insurance providers may not provide banking and/or insurance services, or may cut off such services, to businesses that provide cryptocurrency-related services.

A number of companies that provide cryptocurrency-related services have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions. We also may be unable to obtain or maintain these services for our business. While the Company has insured its operations, given the novelty of the cryptocurrency space, such insurance may not be available, uneconomical for the Company, or the nature or level may be insufficient to provide adequate insurance coverage. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on the Company.

The price of our publicly traded securities could be subject to wide price swings since the value of cryptocurrencies may be subject to pricing risk and have historically been subject to wide swings in value.

In light of the launch of MogoCrypto and the Bitcoin & Rewards account, the Company’s corporate investment in bitcoin and the Company’s proposed investment in Coinsquare, and any other blockchain or cryptocurrency related initiatives the Company may pursue, or continue to pursue, the market price of our publicly traded securities may be subject to arbitrary pricing factors that are not necessarily associated with traditional factors that influence stock prices or the value of non-cryptocurrency assets such as revenue, cash flows, profitability, growth prospects or business activity levels since the value and price, as determined by the investing public, may be influenced by future anticipated adoption or appreciation in value of cryptocurrencies or the blockchain generally, factors over which the Company has little or no influence or control.

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Cryptocurrency market prices are determined primarily using data from various exchanges, over-the-counter markets and derivative platforms. Furthermore, such prices may be subject to factors such as those that impact commodities, more so than business activities, which could be subjected to additional influence from fraudulent or illegitimate actors, real or perceived scarcity, and political, economic, regulatory or other conditions. Pricing may be the result of, and may continue to result in, speculation regarding future appreciation in the value of cryptocurrencies, or the Company or its share price, inflating and making their market prices more volatile or creating “bubble” type risks.

As a result, the value of our publicly traded securities, and the value of cryptocurrencies generally may be more likely to fluctuate due to changing investor confidence in future appreciation (or depreciation) in market prices, profits from related or unrelated investments or holdings of cryptocurrency. Such factors or events could have a material adverse effect on the ability of the Company to pursue opportunities in the cryptocurrency space, which could have an adverse effect on the business, prospects or operations of the Company, and could potentially affect the value of any cryptocurrencies the Company may acquire for its own account.

The collection, processing, storage, use, and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, transmit and store a large volume of personally identifiable information and other sensitive data from members. There are federal, provincial and foreign laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

While we have policies and procedures in place to protect personally identifiable information and other sensitive data of our members that comply with applicable laws, the regulatory framework for privacy issues in Canada is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third-party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

It may be difficult and costly to protect our intellectual property rights, and we may not be able to ensure their protection.

The success of our platform depends, in part, upon our intellectual property. We primarily rely on copyright, trade secret and trademark laws, trade secret protection and confidentiality or license agreements with our employees, suppliers and other third parties to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate. We currently do not have any issued patents.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights.

Our failure to secure, protect and enforce our intellectual property rights could seriously harm our brand and adversely affect our business.

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We may face claims by third parties for alleged infringement of their intellectual property rights, which could harm our business.

Our competitors, as well as a number of other entities and individuals, may claim that we infringe their intellectual property rights. Claims of infringement are becoming increasingly common as the software industry develops and third parties may assert infringement claims against us in the future. Although we have developed most of our platform, we do include third-party software in our platform. In these cases, this software is licensed from the entity holding the intellectual property rights. Although we believe that we have secured proper licenses for all third-party software that is integrated into our platform, third parties may assert infringement claims against us in the future. Any such assertion may result in litigation or may require us to obtain a license for the intellectual property rights of third parties. Such licenses may not be available, or they may not be available on reasonable terms. In addition, such litigation could be disruptive to our ability to generate revenue or enter into new market opportunities and may result in significantly increased costs as a result of our defence against those claims or our attempt to license the intellectual property rights or rework our platform to ensure it complies with judicial decisions. Even if we were to prevail, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. Any of the foregoing could have a significant adverse effect on our business and operating results as well as our ability to generate future revenue.

Some aspects of our platform include open-source software, and any failure to comply with the terms of one or more of these open-source licenses could negatively affect our business.

We incorporate open-source software into our proprietary platform and into other processes supporting our business. Such open-source software may include software covered by licenses like the GNU General Public License and the Apache License. The terms of various open-source licenses have not been interpreted by courts, and there is a risk that such licenses could be construed in a manner that limits our use of the software, inhibits certain aspects of the platform and negatively affects our business operations. Some open-source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open-source software we use. If portions of our proprietary platform are determined to be subject to an open-source license, or if the license terms for the open-source software that we incorporate change, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our platform or change our business activities. In addition to risks related to license requirements, the use of open-source software can lead to greater risks than the use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with the use of open-source software cannot be eliminated, and could adversely affect our business.

If our software contains serious errors or defects, we may lose revenue and market acceptance.

Software developed for our proprietary platform often contains errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, particularly when first introduced. Despite internal testing, our platform may contain serious errors or defects, security vulnerabilities or software bugs that we may be unable to successfully correct in a timely manner or at all, which could result in lost revenue, significant expenditures of capital and damage to our reputation and brand, any of which could have an adverse effect on our business, financial condition and results of operations. Since the software we use is a critical component to our proprietary platform, errors, defects, security vulnerabilities, service interruptions or software bugs in our platform could result in inappropriate loan decisioning and corresponding credit scores and/or interest rates.

We rely on data from third parties for the successful operation of our platform.

Our ability to review and select qualified members depends on credit, identification, employment and other relevant information that we receive from third parties, including credit bureaus. We also rely on a third-party provider to fulfill some data related and operational aspects of MogoCrypto. If this information becomes unavailable or becomes more expensive to access, it could increase our costs as we seek alternative sources of information. If this third-party data is incorrect, our ability to identify qualified members or approve and price products may suffer and our business may be harmed.

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Operating risk and insurance coverage.

The Company has insurance to protect its assets, operations and employees. While the Company believes its insurance coverage addresses all material risks to which it is exposed and is adequate and customary in its current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Company’s liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Company were to incur such liability at a time when it is not able to obtain liability insurance, its business, results of operations and financial condition could be materially adversely affected.

Our levels of indebtedness can have negative implications for our shareholders.

We have, and anticipate having, a significant amount of indebtedness. Our ability to make payments of principal and interest on our funding debt will depend on our future operating performance and our ability to enter into additional debt and equity financings, which to a certain extent, is subject to economic, financial, competitive and other factors beyond our control. If, in the future, we are unable to generate sufficient cash flow to service our debt, we may be required to refinance all or a portion of our existing debt or obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained on terms acceptable to us. The inability to obtain additional financing could have a material adverse effect on our operating performance and any additional equity financing would result in the dilution of shareholders.

Our substantial indebtedness could have significant consequences to shareholders, such as the inability to satisfy our obligations under our credit facilities and increased vulnerability to adverse general economic and industry conditions. We may find it more difficult to fund future working capital, capital expenditures, general corporate purposes or other purposes and we would have to allocate a substantial portion of our cash resources to the payment on our indebtedness, which would reduce the funds available for operations and for distribution to shareholders.

Our success and future growth depend in part on our successful marketing efforts and increased brand awareness. Failure to effectively use our brand to convert sales may negatively affect our growth and our financial performance.

We believe that an important component of our growth will be continued market penetration through our digital marketing channel and leveraging our marketing collaboration agreement with Postmedia, during the five-year term of the agreement. To achieve this growth, we anticipate relying heavily on marketing and advertising to increase the visibility of the Mogo brand with potential members. The goal of this marketing and advertising is to increase the strength, recognition and trust in the Mogo brand, and drive more unique visitors to open MogoAccounts and access Mogo products. The agreement with Postmedia can be terminated if the Company’s revenues do not reach certain specified thresholds or if Postmedia’s media reach drops below specified thresholds. We incurred expenses of $4.8 million on sales and marketing in the year ended December 31, 2020.

Our business model relies on our ability to scale rapidly and to decrease incremental member acquisition costs as we grow. If we are unable to recover our marketing costs through increases in website traffic and in our conversion rates, or if we discontinue our broad marketing campaigns, it could have a material adverse effect on our growth, results of operations and financial condition.

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Member complaints or negative publicity could result in a decline in our member growth and our business could suffer.

Our reputation is very important to attracting new members to our platform as well as securing repeat lending and mortgage refinancing to existing members. While we believe that we have a good reputation and that we provide our members with a superior experience, there can be no assurance that we will continue to maintain a good relationship with our members or avoid negative publicity. Any damage to our reputation, whether arising from our conduct of business, negative publicity, regulatory, supervisory or enforcement actions, matters affecting our financial reporting or compliance with securities regulatory authorities and TSX and Nasdaq requirements, security breaches or otherwise could have a material adverse effect on our business.

Any misconduct and/or errors by our employees and third-party service providers could harm our business and reputation.

We are exposed to many types of operational risk, including the risk of misconduct and errors by our employees and third-party service providers. Our business depends on our employees and third-party service providers to process a large number of increasingly complex transactions, including transactions that involve significant dollar amounts and loan transactions that involve the use and disclosure of personal and business information. We could be materially adversely affected if transactions are redirected, misappropriated or otherwise improperly executed, if personal and business information is disclosed to unintended recipients or if an operational breakdown or failure in the processing of other transactions occurs, whether as a result of human error, a purposeful sabotage or by means of a fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal information and interact with members is governed by various federal and provincial laws. If any of our employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow our protocol when interacting with members, we could be liable for damages and subject to regulatory actions and penalties. As a result, we could also be perceived to have facilitated or participated in illegal misappropriation of funds, documents or data, or failed to have followed protocol, and therefore be subject to civil or criminal liability. It is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent such activities may not be effective in controlling unknown or unmanaged risks or losses. Any of these occurrences could result in our diminished ability to operate our business, potential liability to our members, inability to attract future members, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

Our business depends on our ability to collect payments and service the products we make available to our members.

We rely on banks and services providers to facilitate funds transfers within our MogoAccount, including among other things, the disbursement of proceeds of newly originated loans to our members, the collection of payments from members, and the processing of funding and withdrawal requests to and from members’ MogoCards and MogoCrypto accounts. As we are not a bank, we do not have the ability to directly access the electronic funds transfer payment network, and must therefore rely on a service provider to process our transactions. If we cannot continue to obtain such services from our current institution, service provider or elsewhere, or if we cannot transition to another processor quickly, our ability to process transactions will suffer.

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We rely on third-party partners and service providers to deliver our products and services. Any disruption of service by such third parties could interrupt or delay our ability to deliver our products and service to our members.

We rely on third-party partners and service providers to deliver our products and services, including with respect to the provision of such products and services, account verification, credit decisioning, transaction processing. We also serve our members from third-party cloud-based and traditional data center facilities. The continuous availability of our service depends on the continued operations of these third-party partners, service providers and facilities. In addition, we depend on the ability of our third-party partners and service providers to protect their operations and facilities against damage or interruption from security breaches, natural disasters, power or telecommunications failures, criminal acts and similar events. If there are any lapses of service or damage to the facilities, we could experience lengthy interruptions in our service as well as delays and additional expenses in arranging new facilities and services. Even with current and planned disaster recovery arrangements, our business could be harmed.

We designed our system infrastructure and procure and own or lease the computer hardware used for our services. Design and mechanical errors, failure to follow operations protocols and procedures could cause our systems to fail, resulting in interruptions in our platform. Any such interruptions or delays, whether as a result of third-party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with members and cause our revenue to decrease and/or our expenses to increase. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. These factors in turn could further reduce our revenue and subject us to liability, which could materially adversely affect our business.

We face increasing competition and, if we do not compete effectively, our operating results could be harmed.

We compete with other companies that provide financial services to individuals. These traditional financial institutions include banks, credit unions, credit card issuers and other consumer finance companies. In addition, other technology companies may begin to focus, or may in the future focus, their efforts on targeting millennials.

In some cases, some competitors may offer a broader range of financial products to our members, and some competitors may offer a specialized set of specific products or services. Many of these competitors have significantly more resources and greater brand recognition than we do and may be able to attract customers more effectively than we do.

When new competitors seek to enter one of our markets, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or credit terms prevalent in that market, which could adversely affect our market share or ability to exploit new market opportunities. Our pricing and credit terms could deteriorate if we act to meet these competitive challenges. All of the foregoing could adversely affect our business, results of operations, financial condition and future growth.

If the information provided by members to us is incorrect or fraudulent, we may misjudge a member’s qualification to receive a loan and our operating results may be harmed.

Our lending decisions are based partly on information provided to us by loan applicants. To the extent that these applicants provide information to us in a manner that we are unable to verify, our credit model may not accurately reflect the associated risk. In addition, data provided by third-party sources is a significant component of our credit model, and this data may contain inaccuracies. Inaccurate analysis of credit data that could result from false loan application information could harm our reputation, business and operating results.

We also use identity and fraud check analyzing data provided by external databases to authenticate each member’s identity. There is a risk, however, that these checks could fail, and fraud may occur. We may not be able to recoup funds underlying loans made in connection with inaccurate statements, omissions of fact or fraud, in which case our revenue, operating results and profitability will be harmed. Fraudulent activity or significant increases in fraudulent activity could also lead to regulatory intervention, negatively impact our operating results, brand and reputation and require us to take steps to reduce fraud risk, which could increase our costs.

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We rely on our management team and need additional key personnel to grow our business, and the loss of key employees or inability to hire key personnel could harm our business.

We believe our success has depended, and continues to depend, on the efforts and talents of our executives and employees, including David Feller, our Chairman and Chief Executive Officer (“CEO”), and Gregory Feller, our President and Chief Financial Officer (“CFO”). Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand and we may incur significant costs to attract and retain them. In addition, the loss of any of our senior management or key employees could materially adversely affect our ability to execute our business plan and strategy, and despite maintaining a comprehensive succession plan, we may not be able to find adequate replacements on a timely basis, or at all. We do not maintain key person life insurance policies on any of our employees.

Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees whom we need to support our business.

Competition for highly skilled engineering and data analytics personnel is extremely intense, and we continue to face difficulty identifying and hiring qualified personnel in many areas of our business. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Many of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In particular, candidates making employment decisions, specifically in high-technology industries, often consider the value of any equity they may receive in connection with their employment. Any significant volatility in the price of our common shares may adversely affect our ability to attract or retain highly skilled technical, financial and marketing personnel.

In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements and the quality of our services and our ability to serve our members could diminish, resulting in a material adverse effect on our business.

If we cannot maintain our corporate culture, we could lose valuable qualities from our workforce.

We believe that our corporate culture is a critical component of our success, which we believe fosters innovation, encourages teamwork and cultivates creativity. As we develop the infrastructure of a public company and continue to grow, we may find it difficult to maintain these valuable aspects of our corporate culture. Failure to preserve our corporate culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

Litigation may adversely affect our business and financial condition.

Our business is subject to the risk of litigation by employees, members, consumers, suppliers, competitors, shareholders, government agencies, or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation, particularly class action lawsuits, regulatory actions and intellectual property claims, is difficult to assess or quantify. Plaintiffs in these types of law suits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to these lawsuits may remain unknown for substantial periods of time. In addition, certain of these lawsuits, if decided adversely to us or settled by us, may result in liability material to our financial statements as a whole or may negatively affect our operating results if changes to our business operations are required. The cost to defend future litigation may be significant. There also may be adverse publicity associated with litigation that could negatively affect consumer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may adversely affect our business and financial condition.

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Management of Growth and Integration of Acquisitions

The Company plans to grow both organically and by acquisition in the future. There can be no assurance that the Company will complete the announced acquisition of Moka or any future acquisitions and, if completed, such acquisitions will be successfully integrated into the Company. The Company’s growth will likely place strains on its resources and increased demands on its internal systems, procedures and controls. With any acquisition, the Company needs to integrate and manage the acquired business. This would increase the demands on the Company’s management, resources, systems, procedures and controls. There can be no assurance that the Company’s administrative infrastructure, systems, procedures and controls will continue to adequately support the Company’s operations or that management will be able to successfully integrate business acquisitions in the future.

Dividends and Distributions

The holders of common shares are entitled to receive distributions as and when declared from time to time on the common shares by the Mogo board of directors (the “Board”), acting in its sole discretion, out of the Company’s assets properly available for the payment of dividends.

On February 27, 2019, the Board declared the Company’s first ever special dividend of $0.10 per common share, payable in cash. The Company intends to reinvest all future earnings in order to finance the development and growth of its business. As a result, the Company does not intend to pay dividends on the common shares in the foreseeable future. The declaration of any future dividends by the Board will be dependent on the Company’s earnings, liquidity position, financial condition and capital requirements, as well as any other factors deemed relevant by the Board.

Description of Capital Structure

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at December 31, 2020, there were 32,731,242 common shares and no preferred shares issued and outstanding.

Each common share entitles its holder to notice of and to one vote at all meetings of the Company’s shareholders. Each common share is also entitled to receive dividends if, as and when declared by the Company’s Board of Directors. Holders of common shares are entitled to participate in any distribution of the Company’s net assets upon liquidation, dissolution or winding-up of the Company on an equal basis per share.

Market for Securities

Trading Price and Volume

The common shares are listed and posted for trading on the TSX under the symbol “MOGO” and on the Nasdaq under the symbol “MOGO”. The Listed Warrants are listed and posted for trading on the TSX under the symbol “MOGO.WT” and the Convertible Debentures were listed and posted for trading on the TSX under the symbol “MOGO.DB” until January 11, 2021 when the early conversion was completed.

The following tables set forth the reported price range and total volume of the common shares, Listed Warrants and Convertible Debentures for the most recently completed financial year.

Common Shares

	TSX (prices in Canadian dollars)			Nasdaq (prices in U.S. dollars)
Month	High Trading Price ($)	Low Trading Price ($)	Average Volume	High Trading Price ($)	Low Trading Price ($)	Average Volume
January, 2020	3.80	3.29	20,387	3.02	2.53	14,063
February, 2020	3.64	2.69	24,412	2.80	2.18	9,900
March, 2020	3.07	0.79	83,643	2.35	0.55	58,073
April, 2020	1.55	1.14	62,807	1.13	0.80	41,583
May, 2020	1.80	1.03	97,192	1.34	0.72	294,975
June, 2020	1.97	1.18	81,273	1.48	0.85	287,536
July, 2020	3.43	1.19	269,299	3.15	0.88	1,900,491
August, 2020	3.21	2.01	132,876	2.42	1.53	786,244
September, 2020	2.37	1.76	56,724	1.81	1.35	140,003
October, 2020	2.11	1.53	47,115	1.63	1.16	175,177
November, 2020	3.49	1.62	323,018	2.70	1.22	5,496,757
December, 2020	5.30	3.50	389,027	4.48	2.70	1,733,026

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Listed Warrants

	TSX (prices in Canadian dollars)
Month	High Trading Price ($)	Low Trading Price ($)	Average Volume
October 20-31, 2020	0.45	0.35	2,884
November, 2020	1.25	0.30	17,430
December, 2020	3.16	1.35	61,350

Convertible Debentures

	TSX (prices in Canadian dollars)
Month	High Trading Price ($)	Low Trading Price ($)	Average Volume
January, 2020	95.50	93.00	4,727
February, 2020	93.00	86.00	2,105
March, 2020	89.00	53.00	31,364
April, 2020	69.00	55.00	9,619
May, 2020	70.00	50.00	9,950
June, 2020	76.00	69.95	9,273
July, 2020	112.00	62.00	83,045
August, 2020	110.00	80.20	64,750
September, 2020	95.90	81.53	3,810
October, 2020	90.00	81.50	9,810
November, 2020	117.90	78.20	79,333
December, 2020	180.00	118.00	66,190

Prior Sales

In 2020, the Company issued the following securities not listed or quoted on a marketplace:

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Warrants

Date of Issue	Exercise Price	Number of Warrants Issued
Warrants issued to Postmedia:
February 24, 2020	$3.537	350,000

Stock Options

Month of Issue	Exercise Price	Number of Options Issued
June, 2020	$1.31 - $1.56	1,338,400
September, 2020	$1.96	27,638
November, 2020	$2.77	22,000
December, 2020	$4.58	600,000

Directors and Officers

Name, Occupation and Security Holding

The following table sets out, as of the date of this AIF, for each of the Company’s directors and executive officers, the person’s name, province or state and country of residence, position with the Company, principal occupation and, if a director, the date on which the director first became a director.

Directors are elected each year at the annual meeting of shareholders of the Company to serve until the next annual meeting or until a successor is elected or appointed.

The following table sets forth information regarding our directors and executive officers as of the date of this AIF.

Name and Province or State and Country of Residence	Position/Title	Director Since	Principal Occupation
David Feller British Columbia, Canada	Chairman of the Board, CEO	August 26, 2003	CEO of Mogo

Gregory Feller New York, United States	President, CFO and Director	April 10, 2015	President & CFO of Mogo

Minhas Mohamed[1] Ontario, Canada	Director	April 10, 2015	President, Chief Executive Officer and Co‑Founder of MMV Financial Inc.

Kees Van Winters[2] Ontario, Canada	Director	June 21, 2019	Independent management consultant

Michael Wekerle[3] Ontario, Canada	Director	June 21, 2019	Chairman of Waterloo Innovation Network

Christopher Payne	Director	January 25, 2021	Managing Partner and Founder of Hawthorn Equity Partners

1.       Chair of the Audit Committee; Member of the Corporate Governance, Compensation and Nominating Committee (“CGCNC”).

2.       Chair of the CGCNC; Member of the Audit Committee; Lead Director.

3.       Member of the Audit Committee and CGCNC.

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As at December 31, 2020, the directors and executive officers of the Company directly or beneficially owned or controlled an aggregate of 9,119,606 common shares, representing approximately 27.8% of the Company’s issued and outstanding common shares as of December 31, 2020.

Biographies

The following are brief profiles of our executive officers and directors, including a description of each individual’s principal occupation within the past five years.

David Feller founded Mogo in 2003 and currently serves as the Company’s Chief Executive Officer and Chair of the Board. Over the past 18 years, Mr. Feller has grown Mogo into Canada’s leading digital wallet and payments company, with over 1,100,000 members, annual revenues exceeding $44 million and more than 250 team members including Carta. During that time, he led the Company through equity and debt financings totaling almost $500 million including 2 rounds of private equity financings, securing two credit facilities with a leading global investment firm, the Company’s IPO on the TSX and subsequent public offerings. Mr. Feller is passionate about using technology and design to deliver innovative digital solutions that help consumers improve their financial health. He is a former member of the Young Entrepreneurs Organization (YEO) of Canada and is a graduate of the University of Western Ontario with a Bachelor of Arts degree. Mr. Feller’s experience leading the business along with his responsibilities for the strategic direction, product innovation and management of Mogo’s day to day operations, bring broad industry and specific institutional knowledge and experience to the Board.

Gregory Feller is a co-founder of Mogo and has served as the Company’s Chief Financial Officer since August 2011, and has served as a member of the Board and President of the Company since April 2015. Prior to his appointment, Mr. Feller was a Managing Director and Co-Head of the Technology Investment Banking Group at Citadel Securities, a financial services group. From 2008 to 2010, Mr. Feller was a Managing Director at UBS Investment Bank, a global financial institution. Prior to joining UBS, Mr. Feller was a Managing Director with Lehman Brothers where he worked from 2001 to 2008 and a Vice President at Goldman Sachs & Co. from 1998 to 2000. Mr. Feller has a Bachelor of Administrative and Commercial Studies from the University of Western Ontario and a Masters of Management from the Kellogg School of Management at Northwestern University, where he graduated Beta Gamma Sigma.

Minhas Mohamed is President, Chief Executive Officer and Co‑Founder of MMV Financial Inc. which is a specialty finance company providing debt financing to emerging technology and life sciences companies across North America. Mr. Mohamed was also the founder and Managing Partner of MM Venture Partners (predecessor firm). Since its inception in 1998, MMV and the predecessor firm have invested over US$400 million in 200+ companies across North America. Mr. Mohamed has overall management and strategic responsibility for MMV Financial. He has over 25 years of experience in the financing of technology and emerging growth companies, both in Canada and internationally. Prior to founding MM Venture Partners in August 1998, Mr. Mohamed spent 10 years as a senior partner and shareholder with Quorum Funding Corporation, one of Canada’s leading technology‑focused venture capital funds. Prior to Quorum, he spent several years at the venture capital subsidiary of Schroders PLC, and was also with Ernst & Young where he obtained his Chartered Accountant designation. He has been a director of many public companies, including Promis Systems and Quorum Funding and for 11 years an independent trustee of InnVest REIT. Mr. Mohamed is a founding member and former Chairman of the Toronto Venture Group. Mr. Mohamed is a graduate of the University of Western Ontario and is a Chartered Accountant and a Chartered Financial Analyst.

Michael Wekerle was a co-founder and partner of Griffiths McBurney & Partners’ sales and trading operations in 1995. He served as Vice Chairman of Institutional Trading at GMP Securities L.P. until August 2011 where he was widely considered a leading investment advisor in Canada. During his time, he helped establish the firm’s hedge fund and institutional trading desk and developed a reputation for assisting clients in profiting from large-scale transactions. Prior to his tenure at GMP, Mr. Wekerle was head of institutional trading at First Marathon Securities Ltd.

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Kees Van Winters has been active in the telecom and technology industries since 1986. He was Vice-President of Sales and Marketing for Nationwide Cellular Service in New York from 1986 to 1992 and was a consultant to several major telecom companies in Canada and the USA from 1992 to 1996. Since then, he has acted as a consultant to a number of small technology companies.

Christopher Payne has deep experience in M&A and private equity with a strong focus on the technology sector. He is the Managing Partner and Founder of Hawthorn Equity Partners, a leading middle market private equity firm launched in 2005. Previously, Mr. Payne was a Managing Director within the Merchant Banking Group of CIBC. Prior to CIBC, he was an entrepreneur working with a group of investors and executives in Silicon Valley on the formation of a business that ultimately became PayPal. Mr. Payne also worked at BMO Nesbitt Burns in M&A and later helped start BMO Nesbitt Burns Equity Partners, a North American mid-market focused merchant bank. He holds an Honour’s Bachelor’s Degree in Commerce from Queen’s University and an MBA from The Wharton School.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders

None of our directors or executive officers has, within the 10 years prior to the date of this AIF, been a director, chief executive officer or chief financial officer of any company (including us) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity) was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation, in each case for a period of more than 30 consecutive days.

Corporate Bankruptcies

None of our directors or executive officers has, within the 10 years prior to the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, been a director or executive officer of any company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

No director or executive officer of the Company or shareholder holding sufficient securities of the Company to affect materially the control of the Company has:

•

been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

•	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

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Conflicts of Interest

To the best of our knowledge, there are no known existing or potential conflicts of interest among us and our directors, officers or other members of management as a result of their outside business interests except that certain of our directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to us and their duties as a director or officer of such other companies.

Interests of Management and Others in Material Transactions

To the best of our knowledge, there are no material interests, direct or indirect, of any of our directors or senior management, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of our outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the three years before the date hereof that has materially affected or is reasonably expected to materially affect us or any of our subsidiaries.

Legal Proceedings and Regulatory Actions

Legal Proceedings

We are from time to time involved in legal proceedings of a nature considered normal to our business. We believe that none of the litigation in which we are currently involved, or have been involved since the beginning of the most recently completed financial year, individually or in the aggregate, is material to our consolidated financial condition or results of operations.

Regulatory Actions

Neither the Company nor its subsidiaries are involved in any regulatory action which would have a material adverse effect on the Company.

Transfer Agents and Registrars

The transfer agent and registrar for the common shares is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

Material Contracts

The following are the only material contracts, other than those contracts entered into in the ordinary course of business, which we have entered into since the beginning of the last financial year, or entered into prior to such date, but which are still in effect and which are required to be filed with Canadian securities regulatory authorities in accordance with Section 12.2 of National Instrument 51-102 – Continuous Disclosure Obligations.

•

Investment Agreement between Mogo Inc., Coinsquare Ltd, and certain of the shareholders of Coinsquare Ltd., dated February 10, 2021, pursuant to which the Company will acquire 19.99% of Coinsquare’s outstanding common shares on a post-transaction basis for total consideration of approximately $56.4 million. In addition, the Company obtains rights to acquire an additional 20% ownership interest in Coinsquare through the purchase of shares from the current shareholders and the exercise of warrants under certain conditions.

•

At-the-Market Offering Agreement dated December 31, 2020 between the company and H.C. Wainwright & Co., LLC, Raymond James Ltd. And Eight Capital to establish an at-the-market offering whereby the company may sell up to US$50 million in common shares of the Company to the public from treasury through the Nasdaq.

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•

Arrangement Agreement dated November 17, 2020 between the Company and Carta Solutions Holding Corporation providing for the acquisition of all of the issued and outstanding securities of Carta by the Company.

•

Warrant Indenture dated October 7, 2020 between the Company and Computershare Trust Company of Canada (“Computershare”), as warrant agent, which governs the terms and conditions of the Listed Warrants.

•	Second Supplemental Convertible Debenture Indenture dated May 27, 2020 between the Company and Computershare, as trustee, which governs the terms and conditions of the Convertible Debentures.

•

Asset Purchase Agreement dated February 28, 2020 between Mogo Finance, Mogo Financial Inc. and Easyfinancial Services Inc., a wholly owned subsidiary of goeasy, pursuant to which goeasy acquired the vast majority of the Company’s MogoLiquid loan portfolio for total gross consideration of $31.6 million.

•

Second Amended and Restated Marketing Collaboration Agreement effective January 1, 2020 between the Company and Postmedia, which extended the term of the initial marketing collaboration agreement with Postmedia effective January 26, 2016 for an additional two years to the end of 2022, and which will provide Mogo with over $15 million of annual media value for the next three years. Under the amended and extended agreement, Mogo will continue to receive a similar minimum annual media value from Postmedia to the original agreement while Postmedia will receive a similar quarterly payment to the previous agreement through a combination of a quarterly fixed cash payment of $263,000 and minimum commissions of $112,500 per quarter related to Mogo’s digital performance spend, which will now be managed by Postmedia’s digital division. In connection with the amendment and extension of the agreement, Mogo agreed to issue to Postmedia 5-year warrants to acquire 350,000 common shares of Mogo at an exercise price of $3.537, which will vest in equal instalments over three years. Mogo also agreed to extend the term of 50% of the warrants previously issued to Postmedia from January 25, 2021 to January 25, 2023.

•

First Supplemental Convertible Debenture Indenture dated June 21, 2019 between the Company and Computershare Trust Company of Canada (“Computershare”), permitting the issuance of debentures, notes or other evidences of indebtedness of the Company, including the Convertible Debentures.

•

Subordination Agreement dated June 21, 2019 between the Company, Computershare and DB FSLF 50 LLC, pursuant to which the security granted to Computershare on behalf of holders of Convertible Debentures, securing the debt owing under the Convertible Debentures, is subordinated and postponed to the security granted to DB FSLF 50 LLC.

•

Revolving Credit and Guarantee Agreement between Mogo, Mogo Financial Inc., Mogo Financial (B.C.) Inc., Mogo Financial (Alberta) Inc., Mogo Financial (Ontario) Inc. and DB FSLF 50 LLC dated September 25, 2017, as amended by that Amended and Restated Revolving Credit and Guarantee Agreement dated as of July 16, 2019, and as further amended by that First Amendment Agreement dated as of December 31, 2019, known as the “Credit Facility – Other”. See “Business Description – Credit Facilities” for more details.

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Copies of these material contracts are available under our profile on the SEDAR website at www.sedar.com. The above summaries are qualified in their entirety by reference to the terms of the contract.

Experts

Names of Experts

Our annual consolidated financial statements as of December 31, 2020 have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Interests of Experts

KPMG LLP have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, and that they are independent accountants with respect to the Company under all relevant United States professional and regulatory standards.

Information on the Audit Committee

The Audit Committee’s Charter

The Company’s Audit Committee Charter is included in Appendix A.

Composition of the Audit Committee

Mogo’s Audit Committee consists of three directors, all of whom are independent under applicable Canadian and U.S. standards. They are also all financially literate in accordance with National Instrument 52-110 – Audit Committees (“NI 52-110”) and with the NASDAQ Stock Market Rules. The members of the Audit Committee are Minhas Mohamed (Chair), Michael Wekerle and Kees Van Winters.

Relevant Education and Experience

The Board has considered the extensive financial experience of Mr. Mohamed, Mr. Wekerle and Mr. Van Winters and has determined that each is (i) financially literate in accordance with NI 52-110 and Rule 10A-3 under the Exchange Act, and (ii) an independent director as that term is defined by the applicable Canadian and SEC rules and in the NASDAQ Stock Market Rules.

Specifically, for the purposes of NI 52‑110, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements. Additionally, at least one member of the Audit Committee must be an “audit committee financial expert” as defined by the SEC. All members of the Audit Committee have experience reviewing financial statements and dealing with related accounting and auditing issues.

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Audit Committee Oversight

Pre-Approval Policies and Procedures

Under its charter, the Audit Committee is required to pre‑approve all audit and non‑audit services to be performed by the external auditors in relation to the Company, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services or routine advisory work as required by management during the year. The Audit Committee is also required to approve the engagement letter for all non‑audit services and estimated fees thereof, other than those for de minimis services or routine advisory work as required by management during the year. The pre‑approval process for non‑audit services will also involve a consideration of the potential impact of such services on the independence of the external auditors. The Audit Committee has also established an External Auditor Hiring Policy.

External Auditor Service Fees (By Category)

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by MNP LLP and KPMG LLP in 2019 and KPMG LLP in 2020. We did not pay any other fees to our auditors during the periods indicated below.

	Year ended December 31, 2020	Year ended December 31, 2019
Audit Fees[1]	$1,006,034	$923,436
Audit Related Fees[2]	-	$13,515
Tax Fees[3]	$52,607	$34,518
All Other Fees[4]	-	$35,390
Total Fees Paid	$1,058,641	$1,006,859

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the annual audit of our consolidated financial statements.

(2)

“Audit related fees” represents the aggregate fees billed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported as audit fees.

(3)	“Tax fees” of 2019 and 2018 were for services rendered by our principal accountants for tax compliance, tax advice and tax planning.

(4)	“All other fees” refers to the routine consulting services.

Additional Information

Additional information including directors’ and executive officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans will be contained in the Company’s management information circular for its annual meeting of shareholders.

Additional information relating to Mogo Inc. can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional financial information is available in the annual audited financial statements and management’s discussion and analysis for the financial year ended December 31, 2020.

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Appendix A – Audit Committee Charter

1.0 Charter Overview

Established Audit Committee

It is the policy of Mogo Inc., including its subsidiaries and affiliates (collectively, “Mogo”), to establish and maintain an Audit Committee (the “Committee”) to assist the Directors of Mogo in carrying out the Board’s oversight responsibility for the accounting, internal controls, financial reporting, audits of financial statements, and risk management processes of Mogo.

Resources / admin support

The Committee is provided with resources commensurate with the duties and responsibilities assigned to it by the Board including appropriate administrative support. Without limiting the generality of the foregoing, Mogo provides for appropriate funding, as determined by the Committee in its capacity as a committee of the Board, for payment of:

(a) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Mogo;

(b) compensation to any advisors engaged by the Committee under Section 4(c) of this Charter; and

(c) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Investigations / unrestricted access

If determined appropriate by the Committee, it has the discretion to institute investigations of improprieties, or suspected improprieties within the scope of its responsibilities, including the standing authority to retain special counsel or other experts.

The Committee has unrestricted access to Mogo’s external auditors, is authorized to seek any information that it requires from any employee and all employees are directed to co-operate with any request made by the Committee.

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2.0 Composition of Committee

(a)  Composition

Committee minimum

The Committee is established by a resolution of the Board. The Committee must consist of a minimum of three (3) Directors. The Board appoints the members of the Committee and may seek the advice and assistance of the Corporate Governance, Compensation and Nominating Committee in identifying qualified candidates. The Board appoints one member of the Committee to be the chair of the Committee (the “Chair”).

(b)  Independence

All members are independent

All of the members of the Committee must be Directors who are independent within the meaning of National Instrument 52-110 — Audit Committees (“NI 52-110”), Rules 10A-3 under the United States Securities Exchange Act of 1934, as amended, and the rules of any stock exchange or market on which Mogo’s shares are listed or posted for trading (collectively, “Applicable Governance Rules”).

In this Charter, the term “independent” includes the meanings given to similar terms by Applicable Governance Rules, including the terms “non-executive”, “outside” and “unrelated” to the extent such terms are applicable under Applicable Governance Rules. No member of the Committee will have participated in the preparation of the financial statements of Mogo or any current subsidiary of Mogo at any time during the past three (3) years.

(c)  Financial Literacy

Understanding of financial statements

All members of the Committee must be able to read and understand fundamental financial statements (including a balance sheet, income statement and cash flow statement) and read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and level of complexity of the issues that can reasonably be expected to be raised by Mogo’s financial statements.

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Audit committee financial expert	At least one member of the Committee must be an “audit committee financial expert” as defined by the United States Securities and Exchange Commission.

(d)  Term Length

Term length	A Director appointed by the Board to the Committee will be a member of the Committee until replaced by the Board or until the individual resigns.

3.0 Meetings of the Committee

(a)  Frequency of Meetings

Frequency

The Committee convenes a minimum of four times each year at such times and places as may be determined by the Chair of the Committee, and whenever a meeting is requested by the Board, a member of the Committee, the auditors or senior management of Mogo. Scheduled meetings of the Committee correspond with the review of the quarterly and year-end financial statements and management discussion and analysis.

(b)  Notice of a Meeting

Notice of a meeting	Notice of each meeting of the Committee is given to each member of the Committee. Notice of a meeting of the Committee will:
	•	be in writing, which includes electronic communication facilities;

	•	state the nature of the business to be transacted at the meeting in reasonable detail;

	•	to the extent practicable, be accompanied by a copy of any documentation to be considered at the meeting; and

	•	be given at least two business days prior to the time stipulated for the meeting or such shorter period as the members of the Committee may permit.

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(c)  Quorum

Quorum

A quorum for the transaction of business at a meeting of the Committee will consist of a majority of the members of the Committee. However, it is the practice of the Committee to require review, and, if necessary, approval of important matters by all members of the Committee.

(d)  Forms of Communication

Communication

A member or members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities as permits all persons participating in the meeting to communicate with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

(e)  Absence of the Chair

Absence of the Chair

In the absence of the Chair of the Committee, the members of the Committee choose one of the members present to chair the meeting. In addition, the members of the Committee choose one of the persons present to be the secretary of the meeting.

(f)   Inviting Guests

Inviting guests to meetings

The Committee may invite such persons to attend meetings of the Committee as the Committee considers appropriate, except to the extent exclusion of certain persons is required pursuant to this Charter or by applicable laws.

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(g)  External Auditors

Presence of external auditors	The Committee may invite the external auditors to be present at any meeting of the Committee and to comment on any financial statements, or on any of the financial aspects, of Mogo. The Committee:

	•	meets with the external auditors separately from individuals other than the Committee, and

	•	may meet separately with management.

(h)  Minutes

Meeting minutes

Minutes are kept of all meetings of the Committee and are signed by the chair and the secretary of the meeting. The Chair of the Committee may circulate the minutes of the meetings of the Committee to all members of the Board.

4.0 Duties and Responsibilities of the Committee

(a)  Recommending the External Auditor

External Auditor

The Committee, in its capacity as a committee of the Board, is directly responsible for recommending to the Board the public accounting firm to be nominated for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Mogo (the “external auditor”) as well as the compensation of the external auditor.

The Committee is also directly responsible for the oversight of the work of the external auditor (including resolution of disagreements between management and the auditor regarding financial reporting), and each such external auditor must report directly to the Committee.

Note: For more information, see the External Auditor Hiring Policy.

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(b) Other Primary Duties and Responsibilities

Other Committee duties	The other primary duties and responsibilities of the Committee are to:

	•	identify and monitor the management of the principal risks that could impact the financial reporting of Mogo;

	•	monitor the integrity of the Mogo’s financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

	•	monitor the independence, objectivity and performance of the external auditors, including, without limitation:

		o	ensuring the Committee’s receipt from the external auditors at least annually of a formal written statement delineating all relationships between the external auditors and Mogo;

		o	actively engaging in dialogue with the external auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor; and

		o	taking, or recommending that the Board take, appropriate action to oversee the independence of the external auditors;

	•	evaluate the performance of the external auditors at least annually; deal directly with the external auditors to approve external audit plans, other services (if any) and fees;

	•	directly oversee the external audit process and results (in addition to items described under the Relationship with External Auditors section below);

	•	provide an avenue of communication between the external auditors, management and the Board;

	•	periodically review with management the anti-fraud and other relevant risk assessment programs of Mogo;

•

approve the Whistleblower Policy when material amendments are made and carry out a review designed to ensure that an effective “whistle blowing” procedure exists to permit stakeholders to express any concerns regarding accounting or financial matters to an appropriately independent individual; and

	•	oversee all pension and retirement benefit plans if and when established.

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(c)  Authority

Authority of the Committee	The Committee has the authority to:

	•	inspect any and all of the books and records of Mogo;

	•	discuss with the management of Mogo, any affected party and the external auditors, such accounts, records and other matters as any member of the Committee considers appropriate;

	•	engage independent counsel and other advisors as it determines necessary to carry out its duties; and

	•	set and pay the compensation for any advisors engaged by the Committee.

(d) Relationship with the Board

Board reporting

The Committee will, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as considered appropriate.

(e)  Relationship with External Auditor

External Auditor	The Committee will:

	•	review the audit plan with the external auditors and with management;

•

review with the external auditors the critical accounting policies and practices used by Mogo, all alternative treatments of financial information within international financial reporting standards (“IFRS”) that the external auditors have discussed with management, the ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the external auditors;

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•

discuss with management and the external auditors any proposed changes in major accounting policies or principles, the presentation and impact of material risks and uncertainties and key estimates and judgments of management that may be material to financial reporting;

•	review with management and with the external auditors material financial reporting issues arising during the most recent financial period and the resolution or proposed resolution of such issues;

•

review any problems experienced or concerns expressed by the external auditors in performing any audit, including any restrictions imposed by management or any material accounting issues on which there was a disagreement with management;

•

review with the external auditors any accounting adjustments that were noted or proposed by the independent auditor but that were “passed” (as immaterial or otherwise), any communications between the audit team and the external auditor’s national office respecting auditing or accounting issues presented by the engagement, any “management” or “internal control” letter or schedule of unadjusted differences issued, or proposed to be issued, by the external auditors to Mogo, or any other material written communication provided by the external auditors to Mogo’s management;

•	review with senior management the process of identifying, monitoring and reporting the principal risks affecting financial reporting;

•

review and discuss with management and the external auditors any off-balance sheet transactions or structures and their effect on Mogo’s financial results and operations, as well as the disclosure regarding such transactions and structures in Mogo’s public filings;

•

review the audited annual financial statements (including management discussion and analysis) and related documents in conjunction with the report of the external auditors and obtain an explanation from management of all material variances between comparative reporting periods;

•

consider and review with management, the internal control memorandum or management letter containing the recommendations of the external auditors and management’s response, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls and procedures for financial reporting of Mogo and subsequent follow-up to any identified weaknesses;

•	review with financial management and the external auditors the quarterly unaudited financial statements and management discussion and analysis before release to the public;

•	periodically meet separately with management and the external auditors;

•	oversee the financial affairs of Mogo, and, if deemed appropriate, make recommendations to the Board, external auditors or management;

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•	discuss with management and the external auditors any correspondence with regulatory or governmental agencies that raise material issues regarding Mogo’s financial statements or accounting policies;

•	consider the recommendations of management in respect of the appointment and terms of engagement of the external auditor;

•

pre-approve all audit and non-audit services to be provided to Mogo by its external auditors, or the external auditors of subsidiaries of Mogo, subject to the overriding principle that the external auditors not be permitted to be retained by Mogo to perform internal audit outsourcing services or financial information systems services; provided that notwithstanding the above, the foregoing pre-approval of non-audit services may be delegated to a member of the Committee, with any decisions of the member with the delegated authority reporting to the Committee at the next scheduled meeting;

•

approve the engagement letter for non-audit services to be provided by the external auditors or affiliates thereof together with estimated fees, and consider the potential impact of such services on the independence of the external auditors;

•

when there is to be a change of external auditors, review all issues and provide documentation related to the change, including the information to be included in the notice of change of auditors and documentation required pursuant to the then current legislation, rules, policies and instruments of applicable regulatory authorities and the planned steps for an orderly transition period; and

•

review all reportable events, including disagreements, unresolved issues and consultations, as defined by applicable laws, on a routine basis, whether or not there is to be a change of the external auditors.

(f)  Public Disclosure of Financial Information

Public disclosures	In connection with the public disclosure of financial information and other public disclosure, the Committee will:

	•	review Mogo’s financial statements, MD&A and annual and interim profit or loss press releases before Mogo publicly discloses this information;

__________________

1 Other functions within the same audit firm may be retained for services as long as these functions are independent of the external auditors.

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•

review with management its evaluation of Mogo’s procedures and controls designed to assure that information required to be disclosed in Mogo’s periodic public reports is recorded, processed, summarized and reported in such reports within the time periods specified by applicable securities laws for the filing of such reports (“Disclosure Controls”), and consider whether any changes are appropriate in light of management’s evaluation of the effectiveness of such Disclosure Controls;

•

establish a policy, which may include delegation to an appropriate member or members of management, for release of earnings press releases as well as for the release of financial information and earnings guidance provided to analysts and rating agencies;

•

satisfy itself that adequate procedures are in place for the review of Mogo’s public information extracted from Mogo’s financial statements, other than the public information reviewed in accordance with the first bullet point of this section, and periodically assess the adequacy of those procedures;

•	to the extent deemed appropriate, review and supervise the preparation by management of:

	o	the annual information forms, management information circulars and annual and interim financial statements of Mogo and any other information filed by Mogo with the applicable securities regulators;

	o	press releases of Mogo containing financial information, earnings guidance, forward-looking statements, information about operations or any other material information;

	o	correspondence broadly disseminated to shareholders of Mogo; and

	o	other relevant written and oral communications or presentations;

•

before release, review and if appropriate, recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including any prospectuses, annual reports, annual information forms, management discussion and analysis and press releases, focusing particularly on:

	o	any changes in accounting policies and practices;

	o	any important areas where judgment must be exercised;

	o	significant adjustments resulting from the audit;

	o	the going concern assumption, if any;

	o	compliance with accounting standards; and

	o	compliance with stock exchange and legal requirements;

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(g) Resolution of Conflicts

Resolution of conflicts

The Committee enquires into and determines the appropriate resolution of any conflict of interest in respect of audit or financial matters which are directed to the Committee by any member of the Board, a shareholder of Mogo, the external auditors or senior management.

(h) Internal Audit

Review of internal audit need	The Committee periodically reviews with management the need for an internal audit function.

(i)   Review of Accounting and Reporting Costs

Reviews of costs	The Committee reviews the accounting and reporting of costs, liabilities and contingencies of Mogo.

(j)   Review of Risk Exposures

Financial risk exposures	The Committee periodically discusses with management Mogo’s major financial risk exposures and the steps management has taken to monitor and control such exposures.

(k)  Establish and Review Policies and Procedures

Policies and procedures	The Committee establishes, monitors and reviews policies and procedures for internal accounting, financial control and management information.

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(l)   Quarterly and Other Certifications

Certification of disclosure in Issuers’ annual and interim filings

The Committee periodically discusses with management Mogo’s process for performing its quarterly certifications pursuant to Multilateral Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings and the annual certifications of the principal executive and principal financial officer required under applicable rules of the United States Securities and Exchange Commission.

(m) Handling of Deficiency Reports

Internal control deficiency handling

The Committee reviews with the Chief Executive Officer and Chief Financial Officer of Mogo any report on significant deficiencies in the design or operation of the internal controls that could adversely affect Mogo’s ability to record, process, summarize or report financial data, any material weaknesses in internal controls identified to the auditors, and any fraud, whether or not material, that involves management or other employees who have a significant role in the Mogo’s internal controls.

(n) Handling Concerns and Complaints

Concerns and complaints handling	The Committee establishes and maintains procedures for:

	•	the receipt, retention and treatment of complaints received by Mogo regarding accounting, internal accounting controls, or auditing matters;

	•	the confidential, anonymous submission by employees of Mogo of concerns regarding questionable accounting or auditing matters; and

•

reviewing arrangements by which staff of Mogo may, in confidence, raise concerns about possible improprieties in matters of financial reporting and ensuring that arrangements are in place for proportionate and independent investigation and follow-up action.

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(o) Review of Complaints

Whistleblower complaints

At each meeting of the Committee, the Committee reviews any complaints or concerns regarding accounting, internal accounting controls, or auditing matters relating to Mogo and significant violations of the Code of Business Conduct and Ethics and/or of any applicable law, rule or regulation. The Committee follows the procedures established under the Whistleblower Policy regarding such concerns and complaints.

(p) Review of Related Party Transactions

Related Party Transactions

The Committee reviews and oversees all related party transactions for conflict of interest situations, discusses the business rationale for these transactions and determines whether appropriate disclosures have been made. For this purpose, the term “related party transactions” includes any “material transaction” required to be disclosed under Item 13 of Form 51-102F2 (Annual Information Form) under National Instrument 51-102 — Continuous Disclosure Obligations and “related party transactions” as defined in United States Securities and Exchange Commission Form 20-F, Item 7.B. .

(q) Review External Auditor Hiring Policy

External Auditor Hiring Policy

The Committee reviews and approves Mogo’s hiring policies regarding partners, employees, former partners, and employees of the present and former external auditors.

Note: For more information, see the External Auditor Hiring Policy.

(r)  Material Violations / Breaches

Material violations / breaches	The Committee receives any reports from legal counsel of evidence of a material violation of securities laws or breaches of fiduciary duty by Mogo.

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(s)  Material Legal Matters

Material legal matters

The Committee reviews with Mogo’s legal counsel, on no less than an annual basis, any legal matter that could have a material impact on Mogo’s financial statements and any enquiries received from regulators or government agencies.

(t)  Annual Charter Review

Annual Charter review	The Committee periodically assesses the adequacy of this Charter and the performance of the Committee.

Original Issue Date:	May 14, 2015	Authorized By:
Review:	Annually	Board of Directors
Last updated:	September 2020

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